EXHIBIT 99.1

Arrangement Agreement between Suncor Energy Inc. and

Petro-Canada dated March 22, 2009

ARRANGEMENT AGREEMENT

Between

SUNCOR ENERGY INC.

and

PETRO-CANADA

March 22, 2009

i

TABLE OF CONTENTS

(continued)

ii

TABLE OF CONTENTS

(continued)

		Page

9.3	Assignment	38

9.4	Time of Essence	38

9.5	Further Assurances	38

9.6	Specific Performance	38

9.7	Third Party Beneficiaries	38

9.8	Governing Law	39

9.9	Severability	39

9.10	Counterparts	39

iii

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated March 22, 2009 between:

SUNCOR ENERGY INC., a corporation existing under the laws of Canada with its head office in the City of Calgary, in the Province of Alberta (“Suncor”)

- and -

PETRO-CANADA, a corporation existing under the laws of Canada with its head office in the City of Calgary, in the Province of Alberta (“Petro-Canada”)

WHEREAS the board of directors of each of Suncor and Petro-Canada has determined that it would be in the best interests of its corporation to combine the businesses conducted by Suncor and Petro-Canada;

AND WHEREAS Suncor and Petro-Canada will amalgamate to form Amalco pursuant to a plan of arrangement and in compliance with the provisions of the Canada Business Corporations Act;

AND WHEREAS upon the effectiveness of the Arrangement, securityholders of Suncor will receive securities of Amalco in the proportions and to the extent set out herein;

AND WHEREAS upon the effectiveness of the Arrangement, securityholders of Petro-Canada will receive securities of Amalco in the proportions and to the extent set out herein;

AND WHEREAS the parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters related to the transaction herein provided for;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT IN CONSIDERATION of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE I
INTERPRETATION

1.1                               Definitions

In this Agreement, unless the context otherwise requires:

“Acquisition Proposal” means any inquiry or the making of any proposal to a Party or its shareholders from any Person or group of Persons “acting jointly or in concert” (within the meaning of Multilateral Instrument 62-104 — Take-Over Bids and Issuer Bids) which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (a) an acquisition from such Party of 20% or more of the voting securities of such Party or its Material Subsidiaries; (b) any acquisition of a substantial amount of assets (or any lease, long term supply agreement or other arrangement having the same economic effect as a purchase or sale of a substantial amount of assets) of such Party and its Subsidiaries taken as a whole; (c) an amalgamation, arrangement, merger, or consolidation involving such Party or its Material Subsidiaries; (d) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving such Party or its Material Subsidiaries; or (e) any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to a Party under this Agreement or the Arrangement; except that for the purpose of the definition of “Superior Proposal”, the references in this definition of “Acquisition Proposal” to “20% or more of the voting securities” shall be deemed to be references to “50% or more of the voting securities”, and the references to “a substantial amount of assets” shall be deemed to be references to “all or substantially all of the assets”;

“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this Arrangement Agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

“Amalco” means the corporation continuing as a successor to Suncor and Petro-Canada under the CBCA following the effectiveness of the Arrangement contemplated hereby;

“Amalco Shares” means the common shares in the capital of Amalco immediately following the Effective Time;

“Arrangement” means the arrangement pursuant to which Suncor and Petro-Canada will be amalgamated under the provisions of section 192 of the CBCA, all on the terms and conditions set forth in the Plan of Arrangement;

“Arrangement Resolution” means a special shareholders’ resolution in substantially the form of Schedule 1.1(b) hereto;

“Articles of Arrangement” means the articles of arrangement of Suncor and Petro-Canada in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made;

“business day” means any day, other than a Saturday, a Sunday or a statutory holiday, in the Province of Alberta;

“Canadian GAAP” means Canadian generally accepted accounting principles as contemplated by the Handbook of the Canadian Institute of Chartered Accountants, applied on a consistent basis;

“Canadian Securities Administrators” means the securities commission or other securities regulatory authority of each province and territory of Canada;

“Canadian Securities Laws” means the securities legislation or ordinance and regulations thereunder of each province and territory of Canada and the rules, instruments, policies and orders of each Canadian Securities Administrator made thereunder;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

“Certificate” means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed;

“Commissioner” means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act, R.S.C. 1985, c.C-34, as amended, or her designee;

“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34, as amended;

“Competition Tribunal” means the Competition Tribunal as established by subsection 3(1) of the Competition Tribunal Act, R.S.C. 1985, c.19, as amended;

“Confidentiality Agreement” means the Confidentiality Agreement dated February 4, 2009 between Suncor and Petro-Canada;

“Court” means the Court of Queen’s Bench of Alberta;

“Director” means the Director appointed pursuant to section 260 of the CBCA;

“Dissent Rights” means the rights of dissent provided for in Article III of the Plan of Arrangement;

“Effective Date” means the date shown in the Certificate issued by the Director;

“Effective Time” means 12:01 a.m. (Mountain Time) on the Effective Date;

“Encumbrance” includes any mortgage, pledge, assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Environmental Laws” means, with respect to any Person or its business, activities, property, assets or undertaking, all Laws, including the common law, relating to environmental or health matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;

“Exchanges” means the TSX and the NYSE;

“Final Order” means the order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

“Governmental Entity” means any: (a) multinational, federal, provincial, territory, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency; (b) any subdivision, agent, commission, board or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Hazardous Substances” mean any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, hazardous recyclable, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted, or identified in any Environmental Laws;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

“Interim Order” means an order of the Court, as the same may be amended, containing declarations and directions in respect of the notice to be given and the conduct of the Suncor Shareholders’ Meeting and the Petro-Canada Shareholders’ Meeting with respect to the Arrangement as more fully set out herein;

“Joint Proxy Circular” means the notice of the Suncor Shareholders’ Meeting and the notice of the Petro-Canada Shareholders’ Meeting to be sent to Suncor Shareholders and Petro-Canada Shareholders, respectively, and the management proxy circular to be prepared in connection with the

Suncor Shareholders’ Meeting and the Petro-Canada Shareholders’ Meeting together with any amendments thereto or supplements thereof, and any other registration statement, information circular or proxy statement which may be prepared in connection with the Suncor Shareholders’ Meeting and/or the Petro-Canada Shareholders’ Meeting;

“Laws” means all laws, by-laws, statutes, rules, regulations, principles of law, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity (including any of the Exchanges) or self-regulatory authority and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities; and “Laws” includes Environmental Laws;

“Material Adverse Change” or “Material Adverse Effect” means, with respect to any Person, any fact or state of facts, circumstance, change, effect, occurrence or event which: (a) either individually is or in the aggregate are, or individually or in the aggregate would reasonably be expected to be, material and adverse to the business, operations, results of operations, properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of such Person and its Subsidiaries, on a consolidated basis, except to the extent of any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with: (i) any change in Canadian GAAP or changes in regulatory accounting requirements applicable to the oil and gas, oil sands and oil shale exploration, development and production businesses, the petrochemicals industry, and the business of refining, marketing and distributing petroleum products (the “O&G Business”); (ii) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, or market conditions or in national or global financial or capital markets; (iii) any change generally affecting the O&G Business; (iv) any natural disaster; (v) any decline in crude oil or natural gas prices on a current or forward basis; (vi) any actions taken (or omitted to be taken) at the written request of other Party hereto; or (vii) any action taken by the Person or any of its Subsidiaries that is required pursuant to this Agreement (excluding any obligation to act in the ordinary course of business, but including any steps taken pursuant to Section 5.3(a) to obtain any required regulatory approvals), provided, however, that with respect to clauses (i), (ii), (iii) and (iv) such matter does not have a materially disproportionate effect on the Person and its Subsidiaries, taken as a whole, relative to comparable entities operating in the O&G Business, and references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a “Material Adverse Change” or a “Material Adverse Effect” has occurred; or (b) either individually or in the aggregate prevents, or individually or in the aggregate would reasonably be expected to prevent, the Person from performing its material obligations under this Agreement in any material respect;

“Material Subsidiary” means a Subsidiary, the total assets of which constitute more than 10% of the consolidated assets of Suncor or Petro-Canada (as applicable) as at December 31, 2008, or the total revenues of which constitute more than 10% of the consolidated revenues of Suncor or Petro-Canada (as applicable) for the year ended December 31, 2008;

“NYSE” means the New York Stock Exchange;

“OHSL” has the meaning ascribed thereto in paragraph (dd) of Schedule 3.1;

“Parties” means Suncor and Petro-Canada, and “Party” means either one of them;

“Person” includes an individual, firm, trust, partnership, association, corporation, joint venture, trustee, executor, administrator, legal representative or government (including any Governmental Entity);

“Petro-Canada Act” means the Petro-Canada Public Participation Act, including the regulations promulgated thereunder, as amended from time to time;

“Petro-Canada DSU Plan” means the Petro-Canada Deferred Stock Unit Plan for Non-Employee Directors of Petro-Canada;

“Petro-Canada Eligible DSU Plan” means the Petro-Canada Deferred Stock Unit Plan for Eligible Employees of Petro-Canada;

“Petro-Canada Employee DSU Plan” means the Petro-Canada Deferred Stock Unit Plan for Employees of Petro-Canada;

“Petro-Canada Employee Plans” has the meaning ascribed thereto in paragraph (cc) of Schedule 4.1;

“Petro-Canada Employee RSU Plan” means the Petro-Canada Restricted Stock Unit Plan for Eligible Employees of Petro-Canada;

“Petro-Canada Exchange Ratio” means 1.28 Amalco Shares for each Petro-Canada Share;

“Petro-Canada Financial Statements” has the meaning ascribed thereto in paragraph (q) of Schedule 4.1;

“Petro-Canada Incentive Compensation Plans” means, collectively, the Petro-Canada Eligible DSU Plan, the Petro-Canada Employee DSU Plan, the Petro-Canada RSU Plan, the Petro-Canada DSU Plan, the Petro-Canada Employee RSU Plan, the Petro-Canada PSU Plan and the Petro-Canada SAR Plan;

“Petro-Canada Options” means the options to purchase Petro-Canada Shares granted by Petro-Canada pursuant to the provisions of the Petro-Canada Stock Option Plan;

“Petro-Canada PSU Plan” means the Petro-Canada Performance Stock Unit Plan;

“Petro-Canada RSU Plan” means the Petro-Canada Restricted Stock Unit Plan for Non-Employee Directors of Petro-Canada;

“Petro-Canada SAR Plan” means the Petro-Canada Employee Stock Appreciation Rights Plan;

“Petro-Canada Shareholders” means the holders of Petro-Canada Shares;

“Petro-Canada Shareholders’ Meeting” means such meeting or meetings of the Petro-Canada Shareholders, including any adjournment thereof, that is to be convened as provided by the Interim Order to consider, and if deemed advisable approve, the Arrangement;

“Petro-Canada Shares” means the common shares in the capital of Petro-Canada;

“Petro-Canada Stock Option Plan” means the Petro-Canada Employee Stock Option Plan (as amended and restated to April 26, 2005);

“Plan of Arrangement” means the plan of arrangement substantially in the form and content annexed as Schedule 1.1(a) hereto and any amendment or variation thereto made in accordance with Section 8.3 hereof or Article 5 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Pre-amalgamation Reorganization” has the meaning ascribed thereto in Section 5.4;

“Replacement Option” means an option or right to purchase Amalco Shares granted in replacement of Suncor Options or Petro-Canada Options, as applicable, on the basis set forth in Sections 5.8(d)(i)and 5.8(d)(ii);

“Representatives” means the officers, directors, employees, financial advisors, legal counsel, accountants and other agents and representatives of a Party;

“SEC” means the United States Securities and Exchange Commission;

“Securities Regulators” means collectively the Canadian Securities Administrators and the SEC;

“Subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

“Suncor 2012 Performance Plan” means Suncor’s 2012 Performance Share Option Plan dated September 28, 2007;

“Suncor DSU Plan” means Suncor’s Directors’ Deferred Share Unit Plan dated January 1, 1999, as amended;

“Suncor Employee Plans” has the meaning ascribed thereto in paragraph (cc) of Schedule 3.1;

“Suncor Exchange Ratio” means 1.00 Amalco Shares for each Suncor Share;

“Suncor Executive Stock Plan” means Suncor’s amended and restated Executive Stock Plan dated January 26, 1995, as amended;

“Suncor Financial Statements” has the meaning ascribed thereto in paragraph (q) of Schedule 3.1;

“Suncor Incentive Compensation Plans” means, collectively, the Suncor Executive Stock Plan (to the extent such plan does not apply to a grant of Suncor Options), the Suncor Key Contributor Plan (to the extent such plan does not apply to a grant of Suncor Options), the Suncor DSU Plan, the Suncor Performance Plan, the Suncor SPI Plan and the Suncor RSU Plan;

“Suncor Key Contributor Plan” means Suncor’s Key Contributor Stock Option Plan dated September 21, 2004, as amended;

“Suncor Options” means the options to purchase Suncor Shares granted by Suncor pursuant to the provisions of the Suncor Stock Option Plans;

“Suncor Performance Plan” means Suncor’s Performance Share Unit Plan dated January 1, 2004, as amended;

“Suncor RSU Plan” means Suncor’s Restricted Share Unit Plan dated January 1, 2009;

“Suncor Share Option Plan” means Suncor’s Share Option Plan dated April 30, 2002, as amended;

“Suncor Shareholder Rights Plan” means Suncor’s amended and restated Shareholder Rights Plan dated April 24, 2008;

“Suncor Shareholders” means the holders of Suncor Shares;

“Suncor Shareholders’ Meeting” means such meeting or meetings of the holders of Suncor Shares, including any adjournment thereof, that is to be convened as provided by the Interim Order to consider, and if deemed advisable approve, the Arrangement;

“Suncor Shares” means the common shares in the capital of Suncor;

“Suncor SPI Plan” means Suncor’s Special Performance Incentive Plan dated January 26, 2001, as amended;

“Suncor SRP Rights” means rights under the Suncor Shareholder Rights Plan;

“Suncor Stock Option Plans” means the Suncor 2012 Performance Plan, the Suncor Executive Stock Plan, the Suncor Key Contributor Plan and the Suncor Share Option Plan to the extent Suncor Options have been granted under such plans;

“Superior Proposal” has the meaning ascribed thereto in Section 7.1(2);

“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time;

“Tax Returns” means all reports, estimates, elections, designations, forms, declarations of estimated Tax, information statements and returns relating to, or required to be filed in connection with any Taxes;

“Taxes” means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any Governmental Entity, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal, provincial and state income taxes), capital taxes, payroll and employee withholding taxes, gasoline and fuel taxes, employment insurance, social insurance taxes (including Canada Pension Plan payments), sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation premiums or charges, pension assessment and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which one of the Parties or any of its Subsidiaries is required to pay, withhold or collect;

“TSX” means The Toronto Stock Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Securities Laws” means federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder; and

“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended, or any successor thereto.

1.2                               Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

1.3                               Article References

Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.4                               Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa; and words importing gender shall include all genders.

1.5                               Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6                               Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

1.7                               Schedules

The following Schedules annexed to this Agreement, being:

Schedule 1.1(a)	Plan of Arrangement
Schedule 1.1(b)	Form of Arrangement Resolution
Schedule 2.9	Governance and Transitional Arrangements
Schedule 3.1	Representations and Warranties of Suncor
Schedule 4.1	Representations and Warranties of Petro-Canada

are incorporated by reference into this Agreement and form a part hereof.

1.8                               Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made shall be made in a manner consistent with Canadian GAAP.

1.9                               Knowledge

In this Agreement, references to “to the knowledge of” means the actual knowledge of the Executive Officers of Suncor or Petro-Canada, as the case may be, after reasonable inquiry, and such officers shall make such inquiry as is reasonable in the circumstances. For purposes of this Section 1.9 “Executive Officers” in the case of Suncor means Suncor’s President and Chief Executive Officer, Senior Vice President and Chief Financial Officer and Senior Vice President and General Counsel and in the

case of Petro-Canada means Petro-Canada’s President and Chief Executive Officer, Executive Vice-President and Chief Financial Officer and Vice-President, General Counsel.

1.10                        Other Definitional and Interpretive Provisions

(a)                                  References in this Agreement to the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation” whether or not they are in fact followed by those words or words of like import.

(b)                                 The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(c)                                  Any capitalized terms used in any exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(d)                                 References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. Any reference in this Agreement to a Person includes the heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns of that Person.

(e)                                  References to a particular statute or Law shall be to such statute or Law and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated thereunder or amended from time to time.

(f)                                    The term “made available” means that (i) copies of the subject materials were included in, and were not removed from, the data room of the applicable Party at least five business days prior to the date hereof, or (ii) copies of the subject materials were provided to the other Party.

ARTICLE II
THE ARRANGEMENT

2.1                               The Arrangement

As soon as practicable following the date hereof, Suncor and Petro-Canada shall proceed to effect an amalgamation of Suncor and Petro-Canada, by way of a plan of arrangement under section 192 of the CBCA and in respect of which Arrangement, on the Effective Date, on the terms and subject to the conditions contained in the Plan of Arrangement:

(a)                                  each Suncor Shareholder would receive a number of Amalco Shares equal to the Suncor Exchange Ratio for each Suncor Share then held;

(b)                                 each Petro-Canada Shareholder would receive a number of Amalco Shares equal to the Petro-Canada Exchange Ratio for each Petro-Canada Share then held; and

(c)                                  certificates representing fractional shares would not be issued, but in lieu thereof Amalco would pay, in accordance with the Plan of Arrangement, to each Person who would otherwise have received a certificate representing a fractional Amalco Share, an amount determined by reference to the volume weighted average price of Amalco Shares on the TSX on the first five trading days on which such shares trade on such exchange following the Effective Date.

2.2                               Suncor Approval

Suncor represents and warrants to Petro-Canada that its board of directors:

(a)                                  has determined that:

(i)                                     the Arrangement is fair to the Suncor Shareholders;

(ii)                                  it will recommend that the Suncor Shareholders vote in favour of the Arrangement; and

(iii)                               the Arrangement and entry into this Agreement are in the best interests of Suncor; and

(b)                                 has received a verbal opinion from each of CIBC World Markets Inc. and Morgan Stanley Canada Limited, the financial advisors to Suncor, that the Suncor Exchange Ratio is fair from a financial point of view to the Suncor Shareholders.

2.3                               Petro-Canada Approval

Petro-Canada represents and warrants to Suncor that its board of directors:

(a)                                  has determined that:

(i)                                     the Arrangement is fair to the Petro-Canada Shareholders;

(ii)                                  it will recommend that the Petro-Canada Shareholders vote in favour of the Arrangement; and

(iii)                               the Arrangement and entry into this Agreement are in the best interests of Petro-Canada; and

(b)                                 has received a verbal opinion from each of RBC Dominion Securities Inc. and Deutsche Bank Securities Inc., the financial advisors to Petro-Canada, that the Petro-Canada Exchange Ratio is fair from a financial point of view to the Petro-Canada Shareholders.

2.4                               Obligations of Suncor

Subject to the terms and conditions of this Agreement, in order to facilitate the Arrangement, Suncor shall take all action necessary in accordance with all applicable Laws, including Canadian Securities Laws and U.S. Securities Laws, to:

(a)                                  make and diligently prosecute a joint application with Petro-Canada to the Court for the Interim Order in respect of the Arrangement;

(b)                                 in accordance with the terms of and the procedures contained in the Interim Order, duly call, give notice of, convene and hold the Suncor Shareholders’ Meeting as promptly as practicable, and in any event not later than June 15, 2009, to vote upon the Arrangement and any other matters as may be properly brought before the meeting;

(c)                                  solicit proxies of Suncor Shareholders in favour of the Arrangement; provided that Suncor may, but shall not be required to, engage a proxy solicitation agent for such purpose;

(d)                                 subject to obtaining the approvals as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable jointly with Petro-Canada to submit the Arrangement to the Court and apply for the Final Order;

(e)                                  jointly with Petro-Canada deliver the Articles of Arrangement to the Director upon satisfaction or waiver of the conditions set forth in Article VI; and

(f)                                    do all things necessary or desirable to give effect to the Arrangement, including making and actively prosecuting applications for all applicable required regulatory consents, approvals and permissions as provided for herein.

Suncor shall use its reasonable commercial efforts to obtain and furnish to Petro-Canada the information required on its behalf to be included in the Joint Proxy Circular. Suncor shall use its reasonable commercial efforts to prepare with Petro-Canada and mail to the Suncor Shareholders the Joint Proxy Circular. As of the date the Joint Proxy Circular is first mailed to the Suncor Shareholders and the Petro-Canada Shareholders and the date of any Suncor Shareholders’ Meeting and Petro-Canada Shareholders’ Meeting, the information provided by Suncor for use in the preparation of the Joint Proxy Circular shall be complete and correct in all material respects, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and shall comply in all material respects with all applicable Laws. Suncor agrees to promptly correct any such information provided by it for use in the Joint Proxy Circular which shall have become false or misleading at any time prior to the Suncor Shareholders’ Meeting or the Petro-Canada Shareholders’ Meeting. Without limiting the generality of the foregoing, Suncor shall ensure that the Joint Proxy Circular provides Suncor Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Suncor Shareholders’ Meeting.

2.5                               Obligations of Petro-Canada

Subject to the terms and conditions of this Agreement, in order to facilitate the Arrangement, Petro-Canada shall take all action necessary in accordance with all applicable Laws, including Canadian Securities Laws and U.S. Securities Laws, to:

(a)                                  make and diligently prosecute a joint application with Suncor to the Court for the Interim Order in respect of the Arrangement;

(b)                                 in accordance with the terms of and the procedures contained in the Interim Order, duly call, give notice of, convene and hold the Petro-Canada Shareholders’ Meeting as promptly as practicable, and in any event not later than June 15, 2009, to vote upon the Arrangement and any other matters as may be properly brought before the meeting;

(c)                                  solicit proxies of Petro-Canada Shareholders in favour of the Arrangement; provided that Petro-Canada may, but shall not be required to, engage a proxy solicitation agent for such purpose;

(d)                                 subject to obtaining the approvals as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable jointly with Suncor to submit the Arrangement to the Court and apply for the Final Order;

(e)                                  jointly with Suncor deliver the Articles of Arrangement to the Director upon satisfaction or waiver of the conditions set forth in Article VI; and

(f)                                    do all things necessary or desirable to give effect to the Arrangement, including making and actively prosecuting applications for all applicable required regulatory consents, approvals and permissions as provided for herein.

Petro-Canada shall use its reasonable commercial efforts to obtain and furnish to Suncor the information required on its behalf to be included in the Joint Proxy Circular. Petro-Canada shall use its reasonable commercial efforts to prepare with Suncor and mail to the Petro-Canada Shareholders the Joint Proxy Circular. As of the date the Joint Proxy Circular is first mailed to the Suncor Shareholders and the Petro-Canada Shareholders and the date of any Suncor Shareholders’ Meeting and Petro-Canada Shareholders’ Meeting, the information provided by Petro-Canada for use in the preparation of the Joint Proxy Circular shall be complete and correct in all material respects, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and shall comply in all material respects with all applicable Laws. Petro-Canada agrees to promptly correct any such information provided by it for use in the Joint Proxy Circular which shall have become false or misleading at any time prior to the Petro-Canada Shareholders’ Meeting or the Suncor Shareholders’ Meeting. Without limiting the generality of the foregoing, Petro-Canada shall ensure that the Joint Proxy Circular provides holders of Petro-Canada Shares with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Petro-Canada Shareholders’ Meeting.

2.6                               Interim Order

The notice of motion for the application referred to in Sections 2.4(a) and 2.5(a) shall request that the Interim Order provide, among other things:

(a)                                  for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Suncor Shareholders’ Meeting and the Petro-Canada’ Shareholders’ Meeting and for the manner in which such notice is to be provided;

(b)                                 that the requisite approval for the Arrangement Resolution to be placed before the Suncor Shareholders’ Meeting shall be 66 2/3% of the votes cast on the Arrangement Resolution by Suncor Shareholders present in person or by proxy at the Suncor Shareholders’ Meeting (such that each Suncor Shareholder is entitled to one vote for each Suncor Share held);

(c)                                  that the requisite approval for the Arrangement Resolution to be placed before the Petro-Canada Shareholders’ Meeting shall be 66 2/3% of the votes cast on the Arrangement Resolution by Petro-Canada Shareholders present in person or by proxy at the Petro-Canada Shareholders’ Meeting (such that each Petro-Canada Shareholder is entitled to one vote for each Petro-Canada Share held);

(d)                                 that, in all other respects, the terms, restrictions and conditions of the constating documents of Suncor, including quorum requirements and all other matters, shall apply in respect of the Suncor Shareholders’ Meeting;

(e)                                  that, in all other respects, the terms, restrictions and conditions of the constating documents of Petro-Canada, including quorum requirements and all other matters, shall apply in respect of the Petro-Canada Shareholders’ Meeting;

(f)                                    for the grant of the Dissent Rights as set forth in the Plan of Arrangement; and

(g)                                 for the notice requirements with respect to the presentation of the application to the Court for the Final Order.

2.7                               Conduct of Meetings

(a)                                  Subject to the terms of this Agreement and the Interim Order, Suncor agrees to convene and conduct the Suncor Shareholders’ Meeting and Petro-Canada agrees to convene and conduct the Petro-Canada Shareholders’ Meeting, in each case, in accordance with the Interim Order, their respective constating documents and applicable Laws and each agrees not to propose to adjourn or postpone its meeting without the prior consent of the other Party:

(i)                                     except as required for quorum purposes (in which case the meeting shall be adjourned and not cancelled) or by applicable Law or by a Governmental Entity;

(ii)                                  except as required under Section 6.4 or 7.1(3); or

(iii)                               except for an adjournment for the purpose of attempting to obtain the requisite approval of the Arrangement Resolution.

(b)                                 Upon the request of the other Party, Suncor or Petro-Canada, as applicable, shall adjourn or postpone its meeting to a date specified by such requesting Party, provided that such meeting, as so adjourned or postponed, shall occur not later than 15 business days after the date on which such meeting was originally scheduled to occur and in any event shall occur not later than the date that is five business days prior to June 15, 2009.

(c)                                  Notwithstanding the receipt by a Party of a Superior Proposal in accordance with Section 7.1, unless otherwise agreed to in writing by the other Party or this Agreement is terminated in accordance with its terms or except as required by applicable Law or by a Governmental Entity, the Party receiving such Superior Proposal shall continue to take all steps reasonably necessary to hold its special meeting of shareholders and to cause the Arrangement to be voted on at such meeting and shall not propose to adjourn or postpone such meeting other than as contemplated by Section 2.7(a).

2.8                               Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date. Upon issuance of the Final Order and subject to the satisfaction or waiver of the conditions precedent in Article VI, each of Suncor and Petro-Canada shall execute and deliver such closing documents and instruments and on the second business day following satisfaction or waiver of such conditions precedent shall proceed to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Director pursuant to section 192 of the CBCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any further act or formality.

2.9                               Board of Directors and Senior Management of Amalco

The Parties agree that the board of directors and senior management of Amalco upon completion of the Arrangement shall be as set out in, or shall be determined in the manner set out in, Schedule 2.9 hereto.

2.10                        Tax Treatment

The Arrangement is intended to qualify as a reorganization within the meaning of section 368(a) of the U.S. Tax Code and the treasury regulations promulgated thereunder, and this Agreement is intended to be a “plan of reorganization” within the meaning of the treasury regulations promulgated under section 368 of the U.S. Tax Code. Each Party agrees to treat the Arrangement as a reorganization within the meaning of section 368(a) of the U.S. Tax Code for all United States federal income tax purposes, and agrees to treat this Agreement as a “plan of reorganization” within the meaning of the treasury regulations promulgated under section 368 of the U.S. Tax Code, and to not take any position on any Tax return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by a “determination” within the meaning of section 1313 of the U.S. Tax Code that such treatment is not correct. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth in herein.

The Arrangement has been and shall continue to be structured to allow Suncor Shareholders and Petro-Canada Shareholders to receive Amalco Shares on a tax-deferred basis for Canadian and United States income tax purposes.

2.11                        Shareholder Communications

Suncor and Petro-Canada agree to co-operate and participate in presentations to investors regarding the Arrangement prior to the making of such presentations and to promptly advise, consult and co-operate with each other in issuing any press releases or otherwise making public statements with respect to this Agreement or the Arrangement and in making any filing with any Governmental Entity or with any stock exchange, including the Exchanges, with respect thereto. Each Party shall use all reasonable commercial efforts to enable the other Party to review and comment on all such press releases prior to the release thereof and shall enable the other Party to review and comment on such filings prior to the filing thereof; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make disclosure in accordance with applicable Laws, and if such disclosure is required and the other Party has not reviewed or commented on the disclosure, the Party making such disclosure shall use reasonable commercial efforts to give prior oral or written notice to the other Party, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. The Parties agree to issue jointly a press release with respect to this Agreement as soon as practicable after its due execution.

2.12                        U.S. Securities Laws

The issuance of Amalco Shares under the Arrangement qualifies in the United States for the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act.  Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth in this Section 2.12.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SUNCOR

3.1                               Representations and Warranties

Except as (i) set forth in documents filed by Suncor and publicly available on the System for Electronic Document Analysis and Retrieval since January 1, 2008 and prior to the date hereof, or (ii) disclosed in writing by Suncor to Petro-Canada on or prior to the date hereof, Suncor hereby makes to Petro-Canada the representations and warranties set forth in Schedule 3.1 hereto and acknowledges that Petro-Canada is relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the Arrangement.

3.2                               Investigation

Any investigation by Petro-Canada and its advisors shall not mitigate, diminish or affect the representations and warranties of Suncor pursuant to this Agreement.

3.3                               Survival of Representations and Warranties

The representations and warranties of Suncor contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PETRO-CANADA

4.1                               Representations and Warranties

Except as (i) set forth in documents filed by Petro-Canada and publicly available on the System for Electronic Document Analysis and Retrieval since January 1, 2008 and prior to the date hereof, or (ii) disclosed in writing by Petro-Canada to Suncor on or prior to the date hereof, Petro-Canada hereby makes to Suncor the representations and warranties set forth in Schedule 4.1 hereto, and acknowledges that Suncor is relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the Arrangement.

4.2                               Investigation

Any investigation by Suncor and its advisors shall not mitigate, diminish or affect the representations and warranties of Petro-Canada pursuant to this Agreement.

4.3                               Survival of Representations and Warranties

The representations and warranties of Petro-Canada contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated.

ARTICLE V
COVENANTS

5.1                               Conduct of Business by Suncor

Suncor covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, unless otherwise (i) agreed to in writing by Petro-Canada (such agreement to be subject to applicable Law and not be unreasonably withheld, conditioned or delayed); (ii) required or expressly permitted or specifically contemplated by this Agreement or the Arrangement (including for greater certainty pursuant to Sections 5.4 and 5.5 of this Agreement); (iii) disclosed to Petro-Canada in writing on or prior to the date hereof; or (iv) contemplated by Suncor’s business plan for the 2009 fiscal year (a copy of which has been provided to Petro-Canada prior to the date hereof):

(a)                                  the business of Suncor and its Subsidiaries shall be conducted only in, and Suncor and its Subsidiaries shall not take any action except in, the ordinary course of business and consistent with past practice, and Suncor shall use all reasonable commercial efforts to maintain and preserve its and their business organization, assets, employees and advantageous business relationships;

(b)                                 Suncor shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) amend Suncor’s constating documents or amend in any material respects the constating documents of any of its Subsidiaries; (ii) except in relation to internal transactions solely involving Suncor and its wholly-owned Subsidiaries or solely among such Subsidiaries, declare, set aside or pay any dividend or other distribution or payment in cash, shares or property in respect of its shares owned by any Person, except regular quarterly dividends to holder of Suncor Shares in an amount consistent with past practice; (iii) except in relation to internal transactions solely involving Suncor and its wholly-owned Subsidiaries or solely among such Subsidiaries, issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Suncor or any of its Subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Suncor or any of its Subsidiaries, other than Suncor Shares issuable pursuant to the terms of outstanding Suncor Options and convertible securities and other than option grants in the ordinary course of business consistent with past practice; (iv) split, consolidate, redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Suncor or any of its Material Subsidiaries; or (vii) enter into, modify or terminate any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above;

(c)                                  Suncor shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) sell, pledge, dispose of or encumber any assets of Suncor or any of its Subsidiaries with a value individually or in the aggregate exceeding $150 million; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly owned Subsidiaries) or purchase of any property or assets of any other individual or entity with a value individually or in the aggregate exceeding $150 million; (iii) incur any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, except in the ordinary course of business consistent with past practice, for refinancing existing debt on commercially reasonable terms given market conditions at the applicable time or in relation to internal transactions solely involving Suncor and its wholly-owned Subsidiaries or solely among such Subsidiaries; (iv) pay, discharge or satisfy any claims, liabilities or obligations (including any regulatory investigation) which are material to the business of Suncor, other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in Suncor’s most recently publicly available financial statements as of the date hereof or incurred in the ordinary course of business consistent with past practice; (v) release or relinquish, or authorize or propose to do so, any contractual right which is material to the business of Suncor; (vi) waive, release, grant or transfer any rights of value or modify or change any existing license, lease, contract or other document which is material to the business of Suncor, other than in the ordinary course of business consistent with past practice; (vii) enter into or terminate any hedges, swaps or other financial instruments or like transaction that are not authorized or permitted pursuant to the Trading Risk Policy of Suncor (a copy of which has been provided to Petro-Canada on or prior to the date hereof); or (viii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d)                                 except for the aggregate amount set forth in Suncor’s previously approved 2009 capital budget (which has been publicly disclosed by Suncor prior to the date hereof), Suncor shall not incur or commit to capital expenditures prior to the Effective Date individually or in the aggregate exceeding $200 million;

(e)                                  except in the ordinary course of business consistent with past practice or pursuant to existing employment, collective bargaining, pension, supplemental pension, termination or compensation arrangements, policies or agreements (copies of which have been provided to Petro-Canada on or prior to the date hereof), Suncor shall not, and shall not permit any of its Subsidiaries to, grant to any executive officer or director an increase in compensation in any form, grant to any other employee any increase in compensation in any form, make any loan to any officer or director, or take any action with respect to the grant of any change of control, severance, retention or termination pay to, or the entering into of any employment agreement with, any executive officer or director of Suncor or any of its Subsidiaries, or with respect to any increase of benefits payable under its current change of control, severance or termination pay policies;

(f)                                    neither Suncor nor any of its Subsidiaries shall adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, retention, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of employees, except as is necessary to comply with applicable Law or non-discretionary requirements of pre-existing plans;

(g)                                 Suncor shall use its reasonable commercial efforts (taking into account insurance market conditions and offerings and industry practices) to cause its current insurance (or re-insurance) policies, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, except where such cancellation, termination or lapse would not individually or in the aggregate be material to Suncor, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductibles and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(h)                                 Suncor shall not (i) change in any material respect any of its methods of reporting income or deductions for accounting or income tax purposes from those employed in the preparation of its income tax return for the taxation year ending December 31, 2008 except as may be required by applicable Law; (ii) make or revoke any material election relating to Taxes; (iii) settle, compromise or agree to the entry of judgment with respect to any proceeding relating to Taxes except for any settlement, compromise or agreement that is not material to Suncor; (iv) enter into any Tax sharing, Tax allocation or Tax indemnification agreement; or (v) make a request for a Tax ruling to any Governmental Entity; and

(i)                                     Suncor shall not agree, resolve or commit to do any of the foregoing.

Nothing in this Agreement is intended to or shall result in Petro-Canada exercising material influence over the operations of Suncor, particularly in relation to operations in which the Parties compete or would compete, but for this Agreement, with each other, prior to the Effective Date.

5.2                               Conduct of Business by Petro-Canada

Petro-Canada covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, unless otherwise (i) agreed to in writing by Suncor (such agreement to be subject to applicable Law and not be unreasonably withheld, conditioned or delayed); (ii) required or expressly permitted or specifically contemplated by this Agreement or the Arrangement (including for greater certainty pursuant to Sections 5.4 and 5.5 of this Agreement); (iii) disclosed to Suncor in writing on or prior to the date hereof; or (iv) contemplated by Petro-Canada’s business plan for the 2009 fiscal year (a copy of which has been provided to Suncor prior to the date hereof):

(a)                                  the business of Petro-Canada and its Subsidiaries shall be conducted only in, and Petro-Canada and its Subsidiaries shall not take any action except in the ordinary course of business and consistent with past practice, and Petro-Canada shall use all reasonable commercial efforts to maintain and preserve its and their business organization, assets, employees and advantageous business relationships;

(b)                                 Petro-Canada shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) amend Petro-Canada’s constating documents or amend in any material respects the constating documents of any of its Subsidiaries; (ii) except in relation to internal transactions solely involving Petro-Canada and its wholly-owned Subsidiaries or among such Subsidiaries, declare, set aside or pay any dividend or other distribution or payment in cash, shares or property in respect of its shares owned by any Person, except regular quarterly dividends to holders of Petro-Canada Shares in an amount consistent with past practice; (iii) except in relation to internal transactions solely involving Petro-Canada and its wholly-owned Subsidiaries or among such Subsidiaries, issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Petro-Canada or any of its Subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Petro-Canada or any of its Subsidiaries, other than Petro-Canada Shares issuable pursuant to the terms of outstanding Petro-Canada Options and convertible securities and other than option grants in the ordinary course of business consistent with past practice; (iv) split, consolidate, redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Petro-Canada or any of its Material Subsidiaries; or (vii) enter into, modify or terminate any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above;

(c)                                  Petro-Canada shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) sell, pledge, dispose of or encumber any assets of Petro-Canada or any of its Subsidiaries with a value individually or in the aggregate exceeding $75 million; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly owned Subsidiaries) or purchase of any property or assets of any other individual or entity with a value individually or in the aggregate exceeding $75 million; (iii) incur any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, except in the ordinary course of business consistent with past practice, for refinancing existing debt on commercially reasonable terms given market conditions at the applicable time or in relation to internal transactions solely involving Petro-Canada and its wholly-owned Subsidiaries or among such Subsidiaries; (iv) pay, discharge or satisfy any claims, liabilities or obligations (including any regulatory investigation) which are material to the business of Petro-Canada, other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in Petro-Canada’s most recently publicly available financial statements as of the date hereof or incurred in the ordinary course of business consistent with past practice; (v) release or relinquish, or authorize or propose to do so, any contractual right which is material to the business of Petro-Canada; (vi) waive, release, grant or transfer any rights of value or modify or change any existing license, lease, contract or other document which is material to the business of Petro-Canada, other than in the ordinary course of business consistent with past practice; (vii)

enter into or terminate any hedges, swaps or other financial instruments or like transaction that are not authorized or permitted pursuant to the Mandate, Policy and Guidelines for Derivatives Trading Activity of Petro-Canada (a copy of which has been provided to Suncor on or prior to the date hereof); or (viii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d)                                 except as set forth in Petro-Canada’s previously approved capital budget (a copy of which has been provided to Suncor on or prior to the date hereof), Petro-Canada shall not incur or commit to capital expenditures prior to the Effective Date individually or in the aggregate exceeding $200 million;

(e)                                  except in the ordinary course of business consistent with past practice or pursuant to existing employment, collective bargaining, pension, supplemental pension, termination or compensation arrangements, policies or agreements (copies of which have been provided to Suncor on or prior to the date hereof), Petro-Canada shall not, and shall not permit any of its Subsidiaries to, grant to any executive officer or director an increase in compensation in any form, grant to any other employee any increase in compensation in any form, make any loan to any officer or director, or take any action with respect to the grant of any change of control, severance, retention or termination pay to, or the entering into of any employment agreement with, any executive officer or director of Petro-Canada or any of its Subsidiaries, or with respect to any increase of benefits payable under its current change of control, severance or termination pay policies;

(f)                                    neither Petro-Canada nor any of its Subsidiaries shall adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, retention, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of employees, except as is necessary to comply with applicable Law or non-discretionary requirements of pre-existing plans;

(g)                                 Petro-Canada shall use its reasonable commercial efforts (taking into account insurance market conditions and offerings and industry practices) to cause its current insurance (or re-insurance) policies, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, except where such cancellation, termination or lapse would not individually or in the aggregate be material to Petro-Canada, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductibles and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, notwithstanding the foregoing, Petro-Canada shall maintain in force its Political Risk Insurance Policy dated December 9, 2004 (PRI-40-023265E) and its Political Risk Insurance Policy dated October 1, 2004;

(h)                                 Petro-Canada shall not (i) change in any material respect any of its methods of reporting income or deductions for accounting or income tax purposes from those employed in the preparation of its income tax return for the taxation year ending December 31, 2008 except as may be required by applicable Law; (ii) make or revoke any material election relating to Taxes; (iii) settle, compromise or agree to the entry of judgment with respect to any proceeding relating to Taxes except for any settlement, compromise or agreement that is not material to Petro-Canada; (iv) enter into any Tax sharing, Tax allocation or Tax indemnification agreement; or (v) make a request for a Tax ruling to any Governmental Entity; and

(i)                                     Petro-Canada shall not agree, resolve or commit to do any of the foregoing.

Nothing in this Agreement is intended to or shall result in Suncor exercising material influence over the operations of Petro-Canada, particularly in relation to operations in which the Parties compete or would compete, but for this Agreement, with each other, prior to the Effective Date.

5.3                               Mutual Covenants

Each of the Parties covenants and agrees that, except as contemplated in this Agreement or the Arrangement, during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms:

(a)                                  it shall use all reasonable commercial efforts to, and shall cause its Subsidiaries to use all reasonable commercial efforts to, satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article VI to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using its reasonable commercial efforts to promptly: (i) obtain all necessary waivers, consents and approvals required to be obtained by it from parties to loan agreements, leases and other contracts; (ii) obtain all necessary exemptions, consents, approvals and authorizations as are required to be obtained by it under all applicable Laws; (iii) effect all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement and participate and appear in any proceedings of either Party before Governmental Entities; (iv) oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the Arrangement; (v) fulfill all conditions and satisfy all provisions of this Agreement and the Arrangement, including delivery of the certificates of their respective officers contemplated by Section 6.2 and Section 6.3; and (vi) co-operate with the other Party in connection with the performance by it and its Subsidiaries of their obligations hereunder;

(b)                                 it shall cooperate fully with the other Party and such other Party’s counsel, recognizing that certain competitively sensitive information shall be exchanged only on a counsel-only basis and in accordance with the Confidentiality Agreement and any other subsequent written agreement that addresses confidentiality between the Parties, in the preparation of all filings, responses and submissions in relation to the Competition Act, the HSR Act and any similar Laws, and, unless the Parties mutually agree in writing otherwise, each Party shall file the notification required under subsection 114(1) of the Competition Act and any Notification and Report form as required under the HSR Act as soon as possible and in any event within 15 days of the date hereof, and the Parties shall supply as promptly as practicable any additional information or documentary materials that may be required or as the parties or their counsel agree may be advisable pursuant to the Competition Act, the HSR Act or any similar Laws;

(c)                                  except as disclosed in writing to the other Party on or prior to the date hereof, it shall not engage in any meetings or material communications with any Governmental Entity other than in the ordinary course, without counsel for the other Party being advised of same, having been given the opportunity to participate in such meetings or communications, and in any event shall immediately notify and provide copies to the other Party’s counsel of any communications to or from a Governmental Entity in relation to the Arrangement;

(d)                                 notwithstanding Section 5.3(a), it shall not enter into any agreement or arrangement with a Governmental Entity or consent to any Competition Tribunal order in relation to the Arrangement without the consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed;

(e)                                  it shall not take any action, refrain from taking any action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to significantly impede the consummation of the Arrangement;

(f)                                    except for non-substantive communications with securityholders, and subject to its obligations under Section 2.11, it shall furnish promptly to the other Party or its counsel, a copy of each notice, report, schedule or other document delivered, filed or received by it in connection with: (i) the Arrangement; (ii) any filings under applicable Laws in connection with the transactions contemplated hereby; and (iii) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

(g)                                 prior to the Effective Date, the Parties shall jointly apply to list the Amalco Shares issuable or to be made issuable pursuant to the Arrangement on the TSX and on the NYSE, and shall use their reasonable commercial efforts to obtain approval, subject to customary conditions, for the listing of such Amalco Shares on the TSX and on the NYSE;

(h)                                 it will conduct itself so as to keep the other Party fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business; provided that such disclosure is not otherwise prohibited by reason of a confidentiality obligation owed to a third party or otherwise prevented by applicable Law or is in respect to customer specific or competitively sensitive information;

(i)                                     it shall promptly notify the other Party in writing of any material change (actual, anticipated, contemplated or, to the knowledge of such Party, threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated), or of any change in any representation or warranty provided by such Party in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect, and it shall in good faith discuss with the other Party any change in circumstances (actual, anticipated, contemplated, or to the knowledge of such Party, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to the other Party pursuant to this provision;

(j)                                     it shall not settle or compromise any claim brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Arrangement prior to the Effective Date without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed;

(k)                                  it shall use its reasonable commercial efforts to ensure that, after the completion of the Arrangement, the current downstream retail operations of Petro-Canada will continue under the name of “Petro-Canada”; and

(l)                                     it shall use its reasonable commercial efforts to conduct its affairs so that all of its representations and warranties contained herein shall be true and correct on and as of the

Effective Date as if made thereon, provided that any representation and warranty not qualified by materiality shall be true and correct in all material respects.

5.4                               Pre-amalgamation Reorganizations

(1)                      Each of the Parties acknowledges and agrees that, in contemplation of the Arrangement, it shall, and shall cause each of its respective Subsidiaries to, cooperate with the other Party (the “Reorganizing Party”) in structuring, planning and implementing any reorganization of the business, operations and assets of the Reorganizing Party (each, a “Pre-amalgamation Reorganization”) in order to improve the Tax efficiencies for the Reorganizing Party, the securityholders of the Reorganizing Party and Amalco, and the Reorganizing Party shall be permitted to take all necessary or desirable steps to effect any Pre-amalgamation Reorganization, provided that the Reorganizing Party shall not undertake any Pre-amalgamation Reorganization without the written consent of the other Party (not to be unreasonably withheld, conditioned or delayed).

(2)                      Each of the Parties acknowledges and agrees that the planning for and implementation of any Pre-amalgamation Reorganization pursuant to Section 5.4(1) shall not be considered a breach of any covenant under this Agreement and shall not be considered in determining whether a representation or warranty of a Party hereunder has been breached. The Parties shall work cooperatively and use reasonable best efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-amalgamation Reorganization pursuant to Section 5.4(1).

5.5                               Financing Assistance

(1)                      Each of the Parties shall, and shall cause its Subsidiaries to, and shall use its reasonable commercial efforts to have its and their Representatives, provide such cooperation to the other Party as such Party may reasonably request in connection with the arrangements by such other Party to obtain new or amend any existing credit facilities or issue securities publicly or privately, subject to the terms hereof (provided that (A) to the extent reasonably practicable, such request is made on reasonable notice, (B) cooperation does not unreasonably interfere with the ongoing operations of the cooperating Party and its Subsidiaries or unreasonably interfere with or hinder or delay the performance by the cooperating Party or its Subsidiaries of their obligations hereunder, (C) other than in respect of indemnification as set out below, the cooperating Party shall not be required to provide, or cause any of its Subsidiaries to provide, cooperation that involves any binding commitment by the cooperating Party or its Subsidiaries, which commitment is not conditional on the completion of the Arrangement and does not terminate without liability to such cooperating Party or its Subsidiaries upon the termination of this Agreement; and (D) any actions taken hereunder are in compliance with Sections 5.1 and 5.2), including one or more of the following cooperative actions as so requested:

(a)                                  participating in meetings (including meetings with rating agencies), drafting sessions and due diligence sessions;

(b)                                 furnishing the other Party and its proposed lenders or underwriters with such financial and other pertinent information regarding itself as may be reasonably requested by the other Party;

(c)                                  assisting the other Party and its lenders or underwriters (upon delivering a signed non-disclosure undertakings in customary form, where applicable) in the preparation of, and providing the other Party a written authorization for the release of information in, (i) necessary, customary or advisable offering materials (including prospectuses, offering memoranda, and road show materials) for any debt raised or securities issued prior to the

Effective Date or the termination of this Agreement and (ii) necessary, customary or advisable materials for rating agency presentations;

(d)                                 cooperating with the other Party in connection with applications to obtain such consents, approvals or authorizations which may be reasonably necessary or desirable in connection with such financing;

(e)                                  using its reasonable commercial efforts to obtain customary accountants’ comfort letters, legal opinions, appraisals, surveys, certificate of location and plan, title insurance or title opinions from a firm carrying acceptable insurance coverage and other documentation and items relating to such debt financing or securities issue as reasonably requested by the other Party and, if requested by the other Party, to cooperate with and assist it in obtaining such documentation and items;

(f)                                    using its reasonable commercial efforts to provide (i) monthly financial statements as soon as possible and in no event later than 25 days after the end of each month, (ii) quarterly financial statements as soon as possible and in no event later than 45 days after the end of each fiscal quarter (other than the fourth quarter), and (iii) annual financial statements prepared in accordance with Canadian GAAP, including an auditors’ report thereon, as soon as possible and in no event later than 90 days after the end of the fiscal year, in each case prior to the Effective Date;

(g)                                 executing and delivering, to be effective as of the Effective Time, any certificates, legal opinions or documents, as may be reasonably requested by the other Party (including a certificate of the Chief Financial Officer of the cooperating Party or any of its Subsidiaries with respect to solvency matters and consents of accountants for use of their reports in any materials relating to such debt financing or securities issue);

(h)                                 using its reasonable commercial efforts to take actions necessary to (i) permit the proposed lenders or underwriters to evaluate its and its Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements as of the Effective Time and (ii) establish, effective as of the Effective Time, bank and other accounts and blocked account agreements and lock box arrangements in connection with such debt financing, provided that, in connection with any financing by a Party, no right of any lender in respect of the other Party, nor obligations of such other Party or any of its Subsidiaries, thereunder shall be effective until the Effective Time; and

(i)                                     taking all corporate actions, to be effective at the Effective Time, requested by the other Party that are necessary or customary to permit the consummation of such financing.

(2)                      Notwithstanding Section 5.5(1), neither Party, nor any of its Subsidiaries shall be required by the other Party to (a) pay any commitment, consent or other similar fee or incur any other liability (other than indemnity as described below) in connection with any such financing prior to the Effective Time, (b) take any action or do anything that would (i) contravene any applicable Law, (ii) contravene any of its or any of its Subsidiaries’ agreements that relates to borrowed money or (iii) be capable of impairing or preventing the satisfaction of any condition set forth in Article VI, (c) commit to take any action (other than indemnity as described below) that is not contingent on the consummation of the transactions contemplated by this Agreement at the Effective Time, or (d) except as required to comply with applicable Laws, disclose any information that in the reasonable judgment of such Party would result in the disclosure of any trade secrets or similar information or violate any obligations of such Party or any other Person with respect to confidentiality.

(3)                      Each Party agrees to indemnify and save harmless the other Party and its Subsidiaries and their respective officers, directors, employees, agents, advisors and representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with any actions or omissions by any of them in connection with any request by the requesting Party made pursuant to this Section 5.5 and for any alleged misstatement or omission in any information provided by the indemnifying Party hereunder at the request of the requesting Party (other than historical factual information to the extent prepared by the requesting Party and relating to the requesting Party and its Subsidiaries) except that such Party shall not be liable in any such case to the extent that any such liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties arise out of the negligence or willful misconduct of the other Party.  Each Party shall promptly upon request by the other Party and from time to time reimburse the cooperating Party and its Subsidiaries for all reasonable out-of-pocket costs (including legal fees) incurred by the cooperating Party or its Subsidiaries and their Representatives in connection with any of the actions contemplated by this Section 5.5, including, if this Agreement is terminated by the cooperating Party (other than pursuant to Section 8.1(e) or 8.1(f)) in accordance with its terms, in connection with any unwinding or similar transactions by the cooperating Party or its Subsidiaries required as a result of actions taken pursuant to this Section 5.5.

5.6                               Proxies Received and Dissent Notices

Each Party shall advise the other Party (a) as reasonably requested, and on a daily basis on each of the last seven business days prior to their respective shareholder meetings called to consider the Arrangement contemplated hereby, as to the aggregate tally of the proxies and votes received in respect of such meeting and all matters to be considered at such meeting; and (b) of any written notice of dissent, withdrawal of such notice, and any other notice received pursuant to the exercise of Dissent Rights.

5.7                               Petro-Canada Act

(a)                                  The Parties hereby acknowledge that the Petro-Canada Act will apply to Amalco.

(b)                                 The Parties covenant and agree that they shall cooperate and use their reasonable commercial efforts to obtain a commitment from the Government of Canada to support a repeal of the Petro-Canada Act.

5.8                               Equity-Based Compensation Plans

Each Party agrees that:

(a)                                  following approval of the Arrangement at the Suncor Shareholders’ Meeting and the Petro-Canada Shareholders’ Meeting, and prior to the Effective Date, it shall take all steps necessary to exercise any discretion provided under or, to the extent required, to amend the Suncor Incentive Compensation Plans, in the case of Suncor, and the Petro-Canada Incentive Compensation Plans, in the case of Petro-Canada, and all other similar equity-based compensation plans, as applicable, to provide: (i) for the adjustment, conversion or exchange of units, rights or similar interests (“Phantom Share Rights”) granted under such plans to correspond with changes to Suncor Shares or Petro-Canada Shares, as the case may be, as a result of the transactions contemplated in this Agreement; and (ii) that the determination of the value of Phantom Share Rights granted under such plans shall, immediately following the Effective Time, be determined with reference to the common shares of Amalco, based on the Suncor Exchange Ratio and Petro-Canada Exchange Ratio, as the case may be;

(b)                                 any Phantom Share Rights granted by Suncor and outstanding as at the Effective Time and any Phantom Share Rights granted by Petro-Canada and outstanding as at the Effective Time shall survive the Arrangement and, except to the extent such Phantom Share Rights are adjusted or amended as contemplated in this Section 5.8, shall continue to vest in accordance with, and be subject to the terms and conditions of, the plan under which such Phantom Share Rights were granted;

(c)                                  the obligations of Suncor in respect of any Phantom Share Rights granted by Suncor and outstanding as at the Effective Time and the obligations of Petro-Canada in respect of any Phantom Share Rights granted by Petro-Canada and outstanding as at the Effective Time shall continue to be obligations of Amalco immediately following the Effective Time, as adjusted or amended as contemplated in this Section 5.8; and

(d)                                 following approval of the Arrangement at the Suncor Shareholders’ Meeting and the Petro-Canada Shareholders’ Meeting, and prior to the Effective Date, it shall take all steps necessary to exercise any discretion provided under, or to the extent required, to amend the Suncor Stock Option Plans, in the case of Suncor, and the Petro-Canada Stock Option Plan, in the case of Petro-Canada, to provide that immediately following the Effective Time:

(i)            each Suncor Option outstanding at the Effective Time shall be exchanged with Amalco for a Replacement Option to purchase that number of Amalco Shares equal to the product of the Suncor Exchange Ratio multiplied by the number of Suncor Shares subject to such Suncor Option and at an exercise price per Amalco Share equal to the exercise price per Suncor Share subject to such Suncor Option immediately prior to the Effective Time divided by the Suncor Exchange Ratio, rounded up to the nearest penny.  If the foregoing calculation results in a Replacement Option being exercisable for a fraction of an Amalco Share, then the number of Amalco Shares subject to such Replacement Option shall be rounded down to the next whole number of Amalco Shares and the total exercise price for the Replacement Option will be reduced by the exercise price of the fractional Amalco Share.  The term to expiry, conditions to and manner of exercising, vesting schedule, and all other terms and conditions of such Replacement Option shall be the same as the Suncor Option for which it was exchanged, as adjusted to take into account the Arrangement pursuant to the terms of the applicable Suncor Stock Option Plan; and

(ii)           each Petro-Canada Option outstanding at the Effective Time shall be exchanged with Amalco for a Replacement Option to purchase that number of Amalco Shares equal to the product of the Petro-Canada Exchange Ratio multiplied by the number of Petro-Canada Shares subject to such Petro-Canada Option and at an exercise price per Amalco Share equal to the exercise price per Petro-Canada Share subject to such Petro-Canada Option immediately prior to the Effective Time divided by the Petro-Canada Exchange Ratio, rounded up to the nearest penny.  If the foregoing calculation results in a Replacement Option being exercisable for a fraction of an Amalco Share, then the number of Amalco Shares subject to such Replacement Option shall be rounded down to the next whole number of Amalco Shares and the total exercise price for the Replacement Option will be reduced by the exercise price of the fractional Amalco Share.  The term to expiry, conditions to and manner of exercising, vesting schedule, and all other terms and conditions of such Replacement Option shall be the same as the Petro-Canada Option for which it was exchanged, as adjusted to take into account the Arrangement pursuant to the terms of the Petro-Canada Stock Option Plan.

5.9                               No Change of Control Payments

The Parties acknowledge that the Arrangement will not result in a “change of control” or any other form of accelerated vesting for the purposes of the Suncor Incentive Compensation Plans, the Suncor Stock Option Plans, the Petro-Canada Incentive Compensation Plans and the Petro-Canada Stock Option Plan and any executive employment or change of control agreements applicable to any employees or the directors of the Parties or their respective Subsidiaries or any other employment or consulting services agreement, incentive, bonus or similar plan.

ARTICLE VI
CONDITIONS

6.1                               Mutual Conditions

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a)                                  the Interim Order shall have been granted in form and substance satisfactory to each of the Parties, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to either of the Parties, acting reasonably, on appeal or otherwise;

(b)                                 the Arrangement Resolution shall have been passed by the Suncor Shareholders in accordance with the Interim Order;

(c)                                  the Arrangement Resolution shall have been passed by the Petro-Canada Shareholders in accordance with the Interim Order;

(d)                                 the Final Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to either of the Parties, acting reasonably, on appeal or otherwise;

(e)                                  the Articles of Arrangement to be filed with the Director in accordance with this Agreement shall be in form and substance satisfactory to each of the Parties, acting reasonably;

(f)                                    either one or more of the following shall have occurred:

(i)            the relevant waiting period in Section 123 of the Competition Act shall have expired and there shall be no order issued by the Competition Tribunal under Section 92, 100 or 104 of the Competition Act and there shall be no other agreement with the Commissioner or between the Parties precluding completion of the Arrangement, unless such order or agreement is on terms and conditions acceptable to each of the Parties, acting reasonably;

(ii)           the Commissioner or her representative has issued a letter to the Parties indicating that she does not intend to make an application under section 92 precluding completion of the Arrangement contemplated by the Agreement and any terms and conditions attached to any such letter shall be acceptable to each Party, acting reasonably; or

(iii)                            the Commissioner shall have issued an advance ruling certificate pursuant to Section 102 of the Competition Act in respect of the Arrangement contemplated by this Agreement in form and substance acceptable to each Party, acting reasonably;

(g)                                the applicable waiting period (and any extension thereof) under the HSR Act shall have expired or been earlier terminated;

(h)                                in addition to the requirements under Section 6.1(f) and Section 6.1(g), all other domestic and foreign regulatory (including any Laws that regulate competition, antitrust, foreign investment or transportation), governmental and third party approvals and consents required to be obtained, or that the Parties mutually agree in writing to obtain in respect of the completion of the Arrangement, and the expiry of applicable waiting periods necessary to complete the Arrangement, shall have occurred or been obtained on terms and conditions acceptable to the Parties, each acting reasonably, including conditional approval to the listing of the Amalco Shares issuable pursuant to the Arrangement and upon the exercise of the Replacement Options on the TSX and approval, subject to official notice of issuance, of the listing of such securities on the NYSE, and all applicable domestic and foreign statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period, except where the failure or failures to obtain such approvals or consents, or for the applicable waiting periods to have expired or terminated, would not be reasonably expected to have a Material Adverse Effect on either of Suncor or Petro-Canada or, upon completion of the Arrangement, Amalco;

(i)                                    no act, action, suit, proceeding, objection or opposition shall have been threatened or taken, entered or promulgated before or by any Governmental Entity or by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of Law, and no Law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of Law) shall have been proposed, enacted, promulgated, amended or applied, which would be reasonably expected to result in a Material Adverse Change in respect of either of Suncor or Petro-Canada or, upon completion of the Arrangement, Amalco; and

(j)                                    the long term senior unsecured and unsubordinated debt of Amalco shall have a prospective long-term issuer credit rating of “Baa3” or better by Moody’s Investor Services, Inc. or “BBB-” or better by Standard & Poor’s.

6.2                               Suncor Conditions

The obligation of Suncor to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)                                 the representations and warranties made by Petro-Canada in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement), except where the failure of such representations and warranties to be true and complete, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Petro-Canada or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and

Petro-Canada shall have provided to Suncor a certificate of two senior officers of Petro-Canada certifying the foregoing on the Effective Date;

(b)                                Petro-Canada shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Petro-Canada or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Petro-Canada shall have provided to Suncor a certificate of two senior officers of Petro-Canada certifying compliance with such covenants on the Effective Date;

(c)                                 no Material Adverse Change in respect of Petro-Canada shall have occurred after the date hereof and prior to the Effective Date; and

(d)                                holders of such number of Suncor Shares and Petro-Canada Shares that, in the aggregate, would constitute not greater than 2% of the number of Amalco Shares that would be outstanding following completion of the Arrangement (assuming for the purpose of calculating the outstanding number of Amalco Shares that there are no holders of Suncor Shares and Petro-Canada Shares who have exercised rights of dissent), shall have validly exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date.

The conditions in this Section 6.2 are for the exclusive benefit of Suncor and may be asserted by Suncor regardless of the circumstances or may be waived in writing by Suncor in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Suncor may have.

6.3                               Petro-Canada Conditions

The obligation of Petro-Canada to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)                                 the representations and warranties made by Suncor in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement), except where the failure of such representations and warranties to be true and complete, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Suncor or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Suncor shall have provided to Petro-Canada a certificate of two senior officers of Suncor certifying the foregoing on the Effective Date;

(b)                                Suncor shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Suncor or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Suncor shall have provided to Petro-Canada a certificate of two senior officers of Suncor certifying compliance with such covenants on the Effective Date; and

(c)                                 no Material Adverse Change in respect of Suncor shall have occurred after the date hereof and prior to the Effective Date.

The conditions in this Section 6.3 are for the exclusive benefit of Petro-Canada and may be asserted by Petro-Canada regardless of the circumstances or may be waived by Petro-Canada in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Petro-Canada may have.

6.4                               Notice and Cure Provisions

Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to:

(a)                                 cause any of the representations or warranties of either Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Date; or

(b)                                result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by either Party prior to or at the Effective Date.

If any of the conditions set forth in Sections 6.1, 6.2 and 6.3 hereof shall not be complied with or waived by the Party for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may rescind and terminate this Agreement as provided in Section 8.1(d) hereof; provided that neither Suncor nor Petro-Canada may elect to rescind and terminate this Agreement pursuant to the conditions contained in Sections 6.1, 6.2 and 6.3 or exercise any termination right arising therefrom unless forthwith, and in any event prior to the issuance of the Certificate by the Director, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, inaccuracies of representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition or the availability of a termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure any such matter capable of cure, no Party may terminate this Agreement until the expiration of a period of 10 business days from the date of receipt of such notice. If such notice has been delivered prior to the date of the Suncor Shareholders’ Meeting or the Petro-Canada Shareholders’ Meeting, Suncor or Petro-Canada, as the case may be, may elect to postpone the meeting of its shareholders until the expiry of such period.

6.5                               Merger of Conditions

Subject to applicable Law, the conditions set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released upon the issuance of a Certificate in respect of the Arrangement.

ARTICLE VII
ADDITIONAL AGREEMENTS

7.1                               Mutual Covenant Regarding Non-Solicitation

(1)                                 Each Party shall immediately cease and cause to be terminated all existing discussions and negotiations (including through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal in respect of such Party and shall immediately request the return or destruction of all information respecting such Party provided to any third parties who have entered into a confidentiality agreement with such Party relating to an Acquisition Proposal in respect of such Party and shall use all commercial efforts to ensure that such requests are honoured.

(2)                                 Neither Party shall, directly or indirectly, do or authorize or permit any of its Representatives to do, any of the following:

(a)                                 solicit, knowingly facilitate, initiate or encourage any Acquisition Proposal in respect of such Party;

(b)                                enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(c)                                 waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including any “standstill provisions” thereunder; or

(d)                                accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision hereof, each Party and its officers, directors and advisers may prior to the approval of the Arrangement Resolution at the Suncor Shareholders’ Meeting in respect of Suncor or the Petro-Canada Shareholders’ Meeting in respect of Petro-Canada:

(e)                                 enter into or participate in any discussions or negotiations with a third party who, without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by such Party or any of its Representatives, seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement in favour of such Party substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the other Party as set out below), may furnish to such third party information concerning such Party and its business, properties and assets, in each case if, and only to the extent that:

(i)                                    the third party has first made a written bona fide Acquisition Proposal which the board of directors of the Party subject to the Acquisition Proposal determines in good faith: (1) that the funds or other consideration necessary to complete the Acquisition Proposal are or are reasonably likely to be available to fund completion of the Acquisition Proposal at the time and on the basis set out therein; (2) after consultation with its financial advisor(s), would or would be reasonably likely to, if consummated in accordance with its terms, result in a transaction financially superior for shareholders of such Party to the transaction contemplated by this Agreement; (3) after consultation with its financial advisor(s) and outside counsel, is reasonably likely to be consummated at the time and on the terms proposed, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal; and (4) after receiving the advice of outside counsel, as reflected in minutes of the board of directors of such Party, that the taking of such action is necessary for the board of directors of the Party subject to the Acquisition Proposal to act in a manner consistent with its fiduciary duties under applicable Laws (a “Superior Proposal”); and

(ii)                                 prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, the Party shall (1) provide prompt notice to the other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such third party, together with a copy of the confidentiality and standstill agreement referenced above and, if not previously provided to such other Party, copies of all information provided to such third party concurrently with the provision of such information to such third party, (2) notify the other Party orally and in writing of any inquiries, offers or proposals with respect to an actual or contemplated Superior Proposal (which written notice shall include a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, if not previously provided to the other Party and copies of all information provided to the third party), within 24 hours of the receipt thereof, and (3) keep the other Party informed of the status and details of any such inquiry, offer or proposal and answer the other Party’s reasonable questions with respect thereto;

(f)                                   comply with Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids and similar provisions under Canadian Securities Laws and U.S. Securities Laws relating to the provision of directors’ circulars and make appropriate disclosure with respect thereto to its securityholders; and

(g)                                accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, (i) the board of directors of the Party subject to the Superior Proposal concludes in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 7.1(3) and after receiving the advice of outside counsel as reflected in minutes of the board of directors of such Party, that the taking of such action is necessary for such board of directors to act in a manner consistent with its fiduciary duties under applicable Laws, (ii) such Party complies with its obligations set forth in Section 7.1(3) and (iii) such Party terminates this Agreement in accordance with Section 8.1(f), and concurrently therewith pays the amount required by Section 7.2 to the other Party.

(3)                                 Following receipt of a Superior Proposal, the Party subject to such Superior Proposal shall give the other Party, orally and in writing, at least 72 hours advance notice of any decision by the board of directors of the Party subject to such Superior Proposal to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that such board of directors has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof, including all financing documents, and any amendments thereto. During such 72 hour period, the Party subject to such Superior Proposal agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 72 hour period the Party subject to such Superior Proposal shall, and shall cause its financial and legal advisors to, negotiate in good faith with the other Party and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable the Party subject to such Superior Proposal to proceed with the Arrangement as amended rather than the Superior Proposal. In the event the other Party proposes to amend this Agreement and the Arrangement on a basis such that the board of directors of the Party subject to the Superior Proposal determines that the proposed transaction is no longer a Superior Proposal and so advises the board of directors of the other Party prior to the expiry of such period, the board of directors of the Party subject to such Acquisition Proposal shall not accept, recommend, approve or enter into any agreement to implement such Acquisition Proposal and shall not release the party making the Acquisition Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In the event that a Party provides the notice contemplated by this Section 7.1(3) on a date which is less than five business days prior to the Suncor Shareholders’ Meeting or the Petro-Canada Shareholders’ Meeting, the other Party shall be entitled to (a) adjourn or postpone its shareholders’ meeting and (b) require the Party subject to the Superior Proposal to adjourn or postpone its shareholders’ meeting, in each case to a date that is not more than ten business days after the date of such notice.

(4)                                 Nothing contained in this Agreement shall prohibit the board of directors of any Party from withdrawing, modifying, qualifying or changing its recommendation to its shareholders in respect of the transactions contemplated hereby prior to the approval of the Arrangement by such shareholders, if the board of directors of such Party determines, in good faith (after consultation with its financial advisor(s) and after receiving written advice of outside counsel), that such withdrawal, modification, qualification or change is necessary for the board of directors to act in a manner consistent with its fiduciary duties under applicable Laws; provided that (a) not less than 48 hours before the board of directors considers any proposal in respect of any such withdrawal, modification, qualification or change, such Party shall give the other Party written notice of such proposal and promptly advise the other Party of the proposed consideration of such proposal; and (b) the foregoing shall not relieve a Party from its obligation to proceed to call and hold the applicable shareholders’ meeting and to hold the vote on the Arrangement Resolution (provided that, except as required under applicable Laws, such Party shall be relieved from its obligations to actively solicit proxies in favour of the Arrangement in such circumstances), except in circumstances where this Agreement is terminated in accordance with the terms hereof.

(5)                                 Each Party shall ensure that its Representatives are aware of the provisions of this Section 7.1 applicable to such Party. Each Party shall be responsible for any breach of this Section 7.1 by such Party’s Representatives.

7.2                               Agreement as to Damages

If at any time after the execution of this Agreement:

(a)                                 the board of directors of one Party has withdrawn, modified, qualified or changed any of its recommendations or determinations referred to in Section 2.2 or Section 2.3, as applicable, (including, for greater certainty, in the circumstances contemplated by Section 7.1(4)) in a manner adverse to the other Party or shall have resolved to do so prior to the Effective Date, or has failed to publicly reconfirm any such recommendation upon the request of the other Party prior to the earlier of ten days following such request or 72 hours prior to the applicable shareholders’ meeting (unless the Party requesting such reconfirmation is then in material breach of its obligations hereunder and such withdrawal, change or failure relates to such breach);

(b)                                a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the shareholders of a Party or any Person shall have publicly announced an intention to make a bona fide Acquisition Proposal in respect of a Party and, after such Acquisition Proposal shall have been made known, made or announced, Suncor Shareholders (in the case of an Acquisition Proposal in respect of Suncor) or Petro-Canada Shareholders (in the case of an Acquisition Proposal in respect of Petro-Canada), as the case may be, do not approve the Arrangement or vote upon the Arrangement Resolution, and such Acquisition Proposal or an amended version thereof relating to Suncor or Petro-Canada, as the case may be, is consummated or effected as applicable within six months of the date the first Acquisition Proposal is publicly announced, proposed, offered or made; and for the purpose of this paragraph the references in the definition of “Acquisition Proposal” to “20% or more of the voting securities” shall be deemed to be references to “50% or more of the voting securities”, and the references to “a substantial amount of assets” shall be deemed to be references to “all or substantially all of the assets”;

(c)                                 the board of directors of a Party accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d)                                a Party is in breach of any of its covenants made in this Agreement, which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to such Party or materially impedes or would reasonably be expected to materially impede the completion of the Arrangement, and such Party fails to cure such breach within 10 business days after receipt of written notice thereof from the other Party;

(each of the above being a “Damages Event”) then in the event of the termination of this Agreement pursuant to Section 8.1 as a result thereof, (i) if Suncor is the subject of any of the foregoing events, it shall pay to Petro-Canada, within two business days of the first to occur of the foregoing, a fee in the amount of $300 million as liquidated damages in immediately available funds to an account designated by Petro-Canada and (ii) if Petro-Canada is the subject of any of the foregoing events, it shall pay to Suncor, within two business days of the first to occur of the foregoing, a fee in the amount of $300 million as liquidated damages in immediately available funds to an account designated by Suncor, and after such event but prior to payment of such amount, the Party required to make such payment shall be deemed to hold such funds in trust for the other Party; provided that in the case of a Damages Event pursuant to Section 7.2(c) such payment shall be made by a Party to the other Party concurrently with the acceptance, recommending, approving or entering into of the Superior Proposal by such Party.  Suncor shall only be obligated to pay a maximum of $300 million pursuant to this Section 7.2 and Petro-Canada shall only be obligated to pay a maximum of $300 million pursuant to this Section 7.2.

7.3                               Fees and Expenses

(1)                                 Subject to subsections (2) and (3), each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement and the Arrangement.  Suncor and Petro-Canada shall share equally any filing fees and applicable Taxes payable for or in respect of any application, notification or other filing made in respect of any regulatory process in respect of the transactions contemplated by the Arrangement, including, without limiting the generality thereof, under the Competition Act and the HSR Act.

(2)                                 If (i) this Agreement is terminated because of the failure of the condition in Section 6.2(a), or (ii) this Agreement is terminated by Suncor pursuant to Section 8.1(c) and at the time of such termination there is a state of facts or circumstances that would cause the conditions set forth in Sections 6.2(a) or 6.2(b) not to be satisfied, notwithstanding the availability of any cure period, Petro-Canada shall pay Suncor an amount equal to $20 million as reimbursement to Suncor for its out-of-pocket expenses incurred in connection with the

Arrangement, provided that if Suncor is in material breach of its obligations hereunder at the time of the termination of the Agreement such amount will not be payable.

(3)                                 If (i) this Agreement is terminated because of the failure of the condition in Section 6.3(a), or (ii) this Agreement is terminated by Petro-Canada pursuant to Section 8.1(c) and at the time of such termination there is a state of facts or circumstances that would cause the conditions set forth in Sections 6.3(a) or 6.3(b) not to be satisfied, notwithstanding the availability of any cure period, Suncor shall pay Petro-Canada an amount equal to $20 million as reimbursement to Petro-Canada for its out-of-pocket expenses incurred in connection with the Arrangement, provided that if Petro-Canada is in material breach of its obligations hereunder at the time of the termination of the Agreement such amount will not be payable.

(4)                                 No fees shall be payable by a Party under subsection (2) or (3) if that Party has paid a fee under Section 7.2.

7.4                               Liquidated Damages

Each Party acknowledges that all of the payment amounts set out in this Article VII are payments of liquidated damages which are a genuine pre-estimate of the damages which Suncor or Petro-Canada will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of any amounts pursuant to this Article VII is the sole monetary remedy of Suncor and Petro-Canada; provided, however, that this limitation shall not apply in the event of fraud or willful breach of this Agreement by a Party.

7.5                               Access to Information; Confidentiality

(1)                                 From the date hereof until the earlier of the Effective Date and the termination of this Agreement, Petro-Canada shall, and shall cause its Subsidiaries and Representatives to, subject to all applicable Laws and in accordance with the Confidentiality Agreement and any other subsequent written agreement that addresses confidentiality between the Parties, afford to Suncor and the Representatives of Suncor complete access at all reasonable times to their officers, employees, agents, properties, books, records and contracts (including permitting Suncor’s Representatives to attend Petro-Canada’s weekly operations meetings), and shall furnish Suncor with all data and information as Suncor may reasonably request, subject to the conditions contained in the Confidentiality Agreement and any other subsequent written agreement that addresses confidentiality between the Parties, in order to permit Suncor to be in a position to expeditiously and efficiently integrate the businesses and operations of Suncor and Petro-Canada immediately upon but not prior to the Effective Date.

(2)                                 From the date hereof until the earlier of the Effective Date and the termination of this Agreement, Suncor shall, and shall cause its Subsidiaries and Representatives to, subject to all applicable Laws and in accordance with the Confidentiality Agreement and any other subsequent written agreement that addresses confidentiality between the Parties, afford to Petro-Canada and to the Representatives of Petro-Canada complete access at all reasonable times to their officers, employees, agents, properties, books, records and contracts (including permitting Petro-Canada’s Representatives to attend Suncor’s weekly operations meetings), and shall furnish Petro-Canada with all data and information as Petro-Canada may reasonably request, subject to the conditions contained in the Confidentiality Agreement and any other subsequent written agreement that addresses confidentiality between the Parties, in order to permit Petro-Canada to be in a position to expeditiously and efficiently integrate the businesses and operations of Suncor and Petro-Canada immediately upon but not prior to the Effective Date.

7.6                               Insurance and Indemnification

(1)                                 Suncor and Petro-Canada agree that Amalco will maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection comparable to the most favourable protection provided by the policies maintained by Suncor and Petro-Canada and their respective Subsidiaries as are in effect immediately prior to the Effective Date and providing coverage on a “trailing” or “run-off” basis for all present and former directors and officers of Suncor and Petro-Canada with respect to claims arising from facts or events which occurred prior to the Effective Date.

(2)                                 Suncor and Petro-Canada agree that all rights to indemnification or exculpation now existing in favour of present and former officers and directors of each of Suncor and Petro-Canada shall survive the Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

7.7                               Financial Advisors

Suncor and Petro-Canada represent and warrant to each other that, except for CIBC World Markets Inc. and Morgan Stanley Canada Limited in the case of Suncor and RBC Dominion Securities Inc. and Deutsche Bank Securities Inc. in the case of Petro-Canada, no financial advisor, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Arrangement. Each Party has provided to the other Party a correct and complete copy of all agreements relating to the arrangements between it and its financial advisors as are in existence at the date hereof and agrees (a) not to amend the terms of any such agreements relating to the payment of fees and expenses or indemnification without the prior written approval of the other Party; and (b) not to disclose the terms of the agreements between the other Party and its financial advisors to such Party’s financial advisors.

ARTICLE VIII
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1                               Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)                                 by mutual written consent of Suncor and Petro-Canada;

(b)                                by either Suncor or Petro-Canada if the Arrangement Resolution shall have failed to receive the requisite vote of the appropriate shareholders for approval at the Suncor Shareholders’ Meeting (including any adjournment or postponement thereof) or Petro-Canada Shareholders’ Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order;

(c)                                 by either Suncor or Petro-Canada if the Effective Time shall not have occurred on or prior to March 31, 2010, except that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date;

(d)                                as provided in Section 6.4; provided that the Party seeking termination is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Sections 6.2 or 6.3, as applicable, not to be satisfied;

(e)                                 by either Suncor or Petro-Canada upon the occurrence of a Damages Event in respect of the other Party as provided in Section 7.2; or

(f)                                   by either Suncor or Petro-Canada to accept, recommend, approve or enter into an agreement to implement a Superior Proposal in accordance with Section 7.1(2)(g), provided that such Party (i) has complied with its obligations set forth in Section 7.1 and (ii) concurrently pays the amount required pursuant to Section 7.2.

8.2                               Effect of Termination

In the event of the termination of this Agreement in the circumstances set out in paragraphs (a) through (f) of Section 8.1, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the other Party hereunder, except with respect to the obligations set forth in Sections 5.5(3), 7.2, 7.3 and 7.4, where applicable. Nothing contained in this Section shall relieve any Party from liability for any breach of any provision of this Agreement. No termination of this Agreement shall affect the obligations of the Parties pursuant to the Confidentiality Agreement, except to the extent specified therein.

8.3                               Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Suncor Shareholders’ Meeting and Petro-Canada Shareholders’ Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, subject to the Interim Order and Final Order and applicable Laws.

8.4                               Waiver

Either Party may (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive compliance with any of the other Party’s agreements or the fulfillment of any conditions to its own obligations contained herein, and (c) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and such waiver shall apply only to the specific matters identified in such instrument.

ARTICLE IX

GENERAL PROVISIONS

9.1                               Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by either Party by notice to the other given in accordance with these provisions):

(a)	if to Suncor:

Suncor Energy Inc.
P.O. Box 38, 112 — 4th Avenue, S.W.
Calgary, Alberta
T2P 2V5
	Attention:	Senior Vice President and General Counsel
	Telephone:	(403) 269-8100
	Facsimile:	(403) 269-6200

with a copy to:

Blake, Cassels & Graydon LLP
3500, 855-2 Street S.W.
Calgary, Alberta
Attention: Brock W. Gibson
Telephone: (403) 260-9600
Facsimile: (403) 260-9700

(b)	if to Petro-Canada:

Petro-Canada
P.O. Box 2844, 150 — 6th Avenue, S.W.
Calgary, Alberta
T2P 3E3
	Attention:	Vice-President, General Counsel
	Telephone:	(403) 296-8000
	Facsimile:	(403) 296-3030

with a copy to:

Macleod Dixon LLP
3700, 400 - 3rd Avenue S.W.
Calgary, Alberta T2P 4H2
Attention: Robert J. Engbloom
Telephone: (403) 267-8222
Facsimile: (403) 264-5973

9.2                               Entire Agreement; Binding Effect

This Agreement: (a) together with the Confidentiality Agreement and any other subsequent written agreement that addresses confidentiality between the Parties, constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof; and (b) shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

9.3                               Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the Parties hereto without the prior written consent of the other Party.

9.4                               Time of Essence

Time shall be of the essence in this Agreement.

9.5                               Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

9.6                               Specific Performance

Suncor and Petro-Canada agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement or the Confidentiality Agreement or any other subsequent written agreement that addresses confidentiality between the Parties were not performed by the other Party in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of the provisions of this Agreement or the Confidentiality Agreement or any other subsequent written agreement that addresses confidentiality between the Parties or to otherwise obtain specific performance of any such provisions, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

9.7                               Third Party Beneficiaries

The provisions of Sections 5.5(3) and 7.6 are: (a) intended for the benefit of all present and former directors and officers of Suncor and Petro-Canada and their respective Subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and Suncor and Petro-Canada shall hold the rights and benefits of Sections 5.5(3) and 7.6 in trust for and on behalf of the Third Party Beneficiaries and each of Suncor and Petro-Canada hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and (b) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise. Except as provided in this Section 9.7, this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

9.8                               Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the laws of Canada applicable therein, and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta.

9.9                               Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)

the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

9.10                        Counterparts

This Agreement may be executed by facsimile or other electronic signature and in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

[The remainder of this page is left blank intentionally]

IN WITNESS WHEREOF the Parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SUNCOR ENERGY INC.

by:	“John T. Ferguson”
Name:	John T. Ferguson
Title:	Chairman

by:	“Richard L. George”
Name:	Richard L. George
Title:	President and Chief Executive Officer

PETRO-CANADA

by:	“Ron A. Brenneman”
Name:	Ron A. Brenneman
Title:	President and Chief Executive Officer

by:	“E.F.H. Roberts”
Name:	E.F.H. Roberts
Title:	Executive Vice-President and Chief Financial Officer

SCHEDULE 1.1(a)

PLAN OF ARRANGEMENT

respecting

SUNCOR ENERGY INC. and PETRO-CANADA

made pursuant to

Section 192 of the Canada Business Corporations Act

ARTICLE I
INTERPRETATION

1.1                               Definitions

In this Plan of Arrangement the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Amalco” means the corporation continuing as a successor to Suncor and Petro-Canada under the CBCA following the effectiveness of the Arrangement contemplated hereby;

“Amalco Shares” means common shares in the capital of Amalco;

“Arrangement” means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement or ARTICLE V hereof or made at the direction of the Court in the Final Order;

“Arrangement Agreement” means the agreement made as of March 22, 2009 between Suncor and Petro-Canada, as amended, supplemented or restated in accordance therewith prior to the Effective Date, providing for, among other things, the Arrangement;

“Arrangement Resolution” means the special resolution passed by the holders of the Suncor Shares at the Suncor Shareholders’ Meeting and by the holders of the Petro-Canada Shares at the Petro-Canada Shareholders’ Meeting substantially in the form of Schedule 1.1(b) to the Arrangement Agreement;

“Articles of Arrangement” means the articles of arrangement of Suncor and Petro-Canada in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made;

“business day” means any day, other than a Saturday, a Sunday or a statutory holiday, in the Province of Alberta;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1995, c. C-44, as amended;

“Certificate” means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed;

“Court” means the Court of Queen’s Bench of Alberta;

“Depository” means Computershare Trust Company of Canada at its offices set out in the Letter of Transmittal;

“Director” means the Director appointed pursuant to section 260 of the CBCA;

“Dissenting Petro-Canada Shareholder” means a holder of Petro-Canada Shares who dissents in respect of the Arrangement in strict compliance with Section 3.2;

“Dissenting Suncor Shareholder” means a holder of Suncor Shares who dissents in respect of the Arrangement in strict compliance with Section 3.1;

“Effective Date” means the date shown in the Certificate issued by the Director;

“Effective Time” means 12:01 a.m. (Mountain Time) on the Effective Date;

“Final Order” means the order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

“Interim Order” means an order of the Court, as the same may be amended, containing declarations and directions in respect of the notice to be given and the conduct of the Suncor Shareholders’ Meeting and the Petro-Canada Shareholders’ Meeting with respect to the Arrangement;

“Joint Proxy Circular” means the notice of the Suncor Shareholders’ Meeting and the notice of the Petro-Canada Shareholders’ Meeting to be sent to Suncor Shareholders and Petro-Canada Shareholders, respectively and the management proxy circular to be prepared in connection with the Suncor Shareholders’ Meeting and the Petro-Canada Shareholders’ Meeting together with any amendments thereto or supplements thereof, and any other registration statement, information circular or proxy statement which may be prepared in connection with the Suncor Shareholders’ Meeting and the Petro-Canada Shareholders’ Meeting;

“Letter of Transmittal “ means the Letter of Transmittal for use by holders of Suncor Shares and Petro-Canada Shares, in the form accompanying the Joint Proxy Circular;

“Person” includes an individual, firm, trust, partnership, association, corporation, joint venture, trustee, executor, administrator, legal representative or government (including any Governmental Entity);

“Petro-Canada Exchange Ratio” means 1.28 Amalco Shares for each Petro-Canada Share;

“Petro-Canada Shareholders’ Meeting” means such meeting or meetings of the holders of Petro-Canada Shares, including any adjournment thereof, that is to be convened as provided by the Interim Order to consider, and if deemed advisable approve, the Arrangement;

“Petro-Canada Shares” means the common shares in the capital of Petro-Canada issued and outstanding immediately prior to the Effective Date;

“Suncor Exchange Ratio” means 1.00 Amalco Shares for each Suncor Share;

“Suncor Shareholder Rights Plan” means Suncor’s amended and restated Shareholder Rights Plan dated April 24, 2008;

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“Suncor Shareholders’ Meeting” means such meeting or meetings of the holders of Suncor Shares, including any adjournment thereof, that is to be convened as provided by the Interim Order to consider, and if deemed advisable approve, the Arrangement;

“Suncor Shares” means the common shares in the capital of Suncor issued and outstanding immediately prior to the Effective Date;

“Suncor SRP Rights” means rights under the Suncor Shareholder Rights Plan; and

“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time.

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement.

1.2                               Sections and Headings

The division of this Plan of Arrangement into sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to a section or a schedule refers to the specified section of or schedule to this Plan of Arrangement.

1.3                               Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa; and words importing gender shall include all genders.

ARTICLE II
ARRANGEMENT

2.1                               Binding Effect

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on: (i) Petro-Canada; (ii) Suncor; (iii) all holders of Suncor Shares; and (iv) all holders of Petro-Canada Shares.

2.2                               Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(i)                                     the Suncor Shareholder Rights Plan shall terminate and cease to have any further force or effect and the Suncor SRP Rights shall be cancelled;

(ii)                                  Suncor and Petro-Canada shall be amalgamated and continued as one corporation under the CBCA in accordance with the following:

(A)                              Name. The name of Amalco shall be “Suncor Energy Inc.”;

(B)                                Registered Office. The registered office of Amalco shall be located at P.O. Box 38, 112 - 4th Avenue S.W., Calgary, Alberta, T2P 2V5;

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(C)                                Business and Powers. There shall be no restrictions on the business Amalco may carry on or on the powers it may exercise;

(D)                               Share Provisions. Amalco is authorized to issue: (i) an unlimited number of preferred shares issuable in series designated as Senior Preferred Shares; (ii) an unlimited number of preferred shares issuable in series designated as Junior Preferred Shares; and (iii) an unlimited number of Amalco Shares. The rights, privileges, restrictions and conditions attaching to shares of Amalco shall be as set forth in Schedule A hereto;

(E)                                 Restrictions on Transfer. The restrictions on the transfer of shares of Amalco shall be as set forth in Schedule B hereto;

(F)                                 Other Restrictions. The additional restrictions on Amalco shall be as set forth in Schedule C hereto;

(G)                                Amendment of Restrictions on Repeal of Legislation.

(I)      On the date section 9(1)(a) of the Petro-Canada Public Participation Act, as amended from time to time, and any other provisions contained in such Act relating to limitations on individual ownership of voting shares of Amalco is repealed and not replaced with other constraints on the issue, transfer or ownership of voting shares by individual Persons, Schedule B hereto and all references thereto shall be deleted in their entirety. For greater certainty, this provision shall not apply in the event section 9(1)(a) of the Petro-Canada Public Participation Act, as amended from time to time, is amended but not repealed or if such provision is repealed but is replaced with other provisions constraining the issue, transfer, ownership or voting of voting shares;

(II)    On the date the Petro-Canada Public Participation Act, as amended from time to time, is repealed in its entirety and not replaced with other constraints on Amalco, Schedules B and C hereto and all references thereto shall be deleted in their entirety; and

(III)   Amalco shall, within 30 days of the amendments or repeal provided in this section becoming effective, send each holder of Amalco Shares notice thereof;

(H)                               Directors and Officers.

(I)      Minimum and Maximum. The directors of Amalco shall, until otherwise changed in accordance with the CBCA, consist of a minimum number of three and a maximum number of fifteen directors;

(II)    Initial Directors. The number of directors on the board of directors shall initially be set at twelve. The initial directors

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shall hold office until the next annual meeting of the shareholders of Amalco or until their successors are elected or appointed. The actual number of directors within the minimum and maximum number set out in subsection 2.2(ii)(H)(I) may be determined from time to time by resolution of the directors. Any vacancy on the board of directors resulting from an increase in the number of directors as so determined may be filled by resolution of the directors;

(I)                                    Initial Officers. The initial officers of Amalco shall be as follows:

Name	Title
Richard L. George	President and Chief Executive Officer
Ron A. Brenneman	Executive Vice-Chairman

(J)                                   Stated Capital. For the purposes of the CBCA, the aggregate stated capital attributable to the Amalco Shares issued pursuant to the Arrangement on the conversion of the Suncor Shares and the Petro-Canada Shares shall be the aggregate of the stated capital attributable to the Suncor Shares and the Petro-Canada Shares immediately before the amalgamation, less the amount of any stated capital attributable to the Suncor Shares or the Petro-Canada Shares that are cancelled on the amalgamation pursuant to subsections 2.2(ii)(O)(I), (II) or (V);

(K)                               By-laws. The by-laws of Amalco shall be the same as those of Suncor, mutatis mutandis;

(L)                                 Effect of Amalgamation. The provisions of subsections 186(b), (c), (d), (e) and (f) of the CBCA shall apply to the amalgamation with the result that:

(I)      the property of each amalgamating corporation shall continue to be the property of Amalco;

(II)    Amalco shall continue to be liable for the obligations of each amalgamating corporation;

(III)  any existing cause of action, claim or liability to prosecution of an amalgamating corporation shall be unaffected;

(IV)  any civil, criminal or administrative action or proceeding pending by or against an amalgamating corporation may be continued to be prosecuted by or against Amalco; and

(V)    a conviction against, or ruling, order or judgment in favour of or against, an amalgamating corporation may be enforced by or against Amalco;

(M)                            Articles. The Articles of Arrangement filed to give effect to the Arrangement shall be deemed to be the articles of amalgamation of Amalco and the Certificate issued in respect of such Articles of

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Arrangement by the Director under the CBCA shall be deemed to be the certificate of amalgamation of Amalco;

(N)                               Inconsistency with Laws.  To the extent any of the provision of this Plan of Arrangement is deemed to be inconsistent with applicable Laws, this Plan of Arrangement shall be automatically adjusted to remove such inconsistency;

(O)                               Exchange and Cancellation of Shares.  On the amalgamation:

(I)      each Suncor Share held by a Dissenting Suncor Shareholder who has validly exercised their rights of dissent pursuant to Section 3.1 and which rights of dissent remain valid immediately prior to the Effective Time shall be cancelled and become an entitlement to be paid the fair value of such Suncor Share and the Dissenting Suncor Shareholder shall cease to have any rights as a holder of such Suncor Share other than the right to be paid the fair value of such Suncor Share by Amalco in accordance with Section 3.1;

(II)    each Petro-Canada Share held by a Dissenting Petro-Canada Shareholder who has validly exercised their rights of dissent pursuant to Section 3.2 and which rights of dissent remain valid immediately prior to the Effective Time shall be cancelled and become an entitlement to be paid the fair value of such Petro-Canada Share and the Dissenting Petro-Canada Shareholder shall cease to have any rights as a holder of such Petro-Canada Share other than the right to be paid the fair value of such Petro-Canada Share by Amalco in accordance with Section 3.2;

(III)   each Suncor Share (other than Suncor Shares held by Petro-Canada or Dissenting Suncor Shareholders) will be converted, without any act or formality on the part of the holder thereof, into that number of fully paid and non-assessable Amalco Shares equal to the Suncor Exchange Ratio, and the name of each such holder will be removed from the register of holders of Suncor Shares and added to the register of holders of Amalco Shares;

(IV)   each Petro-Canada Share (other than Petro-Canada Shares held by Suncor or Dissenting Petro-Canada Shareholders) will be converted, without any act or formality on the part of the holder thereof, into that number of fully paid and non-assessable Amalco Shares equal to the Petro-Canada Exchange Ratio, and the name of each such holder will be removed from the register of holders of Petro-Canada Shares and added to the register of holders of Amalco Shares; and

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(V)    each Petro-Canada Share held by Suncor and each Suncor Share held by Petro-Canada will be cancelled without any payment of capital in respect thereof.

ARTICLE III
RIGHTS OF DISSENT

3.1                               Rights of Dissent for Suncor Shareholders

Holders of Suncor Shares may exercise rights of dissent with respect to such shares pursuant to and in the manner set forth in section 190 of the CBCA and this Section 3.1 in connection with the Arrangement; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by Suncor not later than 5:00 p.m. (Mountain time) on the business day immediately preceding the Suncor Shareholders’ Meeting. Holders of Suncor Shares who duly exercise such rights of dissent and who:

(a)                                  are ultimately entitled to be paid fair value for their Suncor Shares shall be deemed not to have exchanged their Suncor Shares for Amalco Shares pursuant to the Arrangement, to the extent the fair value therefor is paid by Amalco, and such Suncor Shares shall be cancelled in accordance with the Arrangement and will not be exchanged for Amalco Shares in accordance with the Arrangement; or

(b)                                 are ultimately not entitled, for any reason, to be paid fair value for their Suncor Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Suncor Shares and shall receive Amalco Shares in exchange for their Suncor Shares on the basis determined in accordance with Section 2.2(ii)(O)(III), but in no case shall Amalco or any other Person be required to recognize such holders as holders of Suncor Shares after the Effective Time, and the names of such holders of Suncor Shares shall be deleted from the registers of holders of Suncor Shares at the Effective Time.

3.2                               Rights of Dissent for Petro-Canada Shareholders

Holders of Petro-Canada Shares may exercise rights of dissent with respect to such shares pursuant to and in the manner set forth in section 190 of the CBCA and this Section 3.2 in connection with the Arrangement; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by Petro-Canada not later than 5:00 p.m. (Mountain time) on the business day immediately preceding the Petro-Canada Shareholders’ Meeting. Holders of Petro-Canada Shares who duly exercise such rights of dissent and who:

(a)                                  are ultimately entitled to be paid fair value for their Petro-Canada Shares shall be deemed not to have exchanged their Petro-Canada Shares for Amalco Shares pursuant to the Arrangement, to the extent the fair value therefor is paid by Amalco, and such Petro-Canada Shares shall be cancelled in accordance with the Arrangement and will not be exchanged for Amalco Shares in accordance with the Arrangement; or

(b)                                 are ultimately not entitled, for any reason, to be paid fair value for their Petro-Canada Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Petro-Canada Shares and shall receive Amalco Shares in

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exchange for their Petro-Canada Shares on the basis determined in accordance with Section 2.2(ii)(O)(IV),

but in no case shall Amalco or any other Person be required to recognize such holders as holders of Petro-Canada Shares after the Effective Time, and the names of such holders of Petro-Canada Shares shall be deleted from the registers of holders of Petro-Canada Shares at the Effective Time.

ARTICLE IV
CERTIFICATES AND FRACTIONAL SHARES

4.1                               Issuance of Certificates Representing Amalco Shares

Upon surrender to the Depository for cancellation of a certificate which immediately prior to the Effective Time represented one or more Suncor Shares or Petro-Canada Shares that were converted into one or more Amalco Shares under the Arrangement, together with such other documents and instruments as would have been required to effect the transfer of the shares formerly represented by such certificate under the CBCA and the by-laws of Suncor or Petro-Canada, as applicable, and such additional documents and instruments as the Depository may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depository shall deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of Amalco Shares which such holder has the right to receive (together with any dividends or distributions with respect thereto pursuant to Section 4.2 and any cash in lieu of fractional Amalco Shares pursuant to Section 4.3), and the certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Suncor Shares or Petro-Canada Shares that is not registered in the transfer records of Suncor or Petro-Canada, as applicable, a certificate representing the proper number of Amalco Shares may be issued to the transferee if the certificate representing such Suncor Shares or Petro-Canada Shares, as applicable, is presented to the Depository, accompanied by all documents required to evidence and effect such transfer. Until surrendered as contemplated by this Section 4.1, each certificate which immediately prior to the Effective Time represented Suncor Shares or Petro-Canada Shares that were converted into Amalco Shares shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (i) the certificate representing Amalco Shares as contemplated by this Section 4.1, (ii) a cash payment in lieu of any fractional Amalco Shares as contemplated by Section 4.3, and (iii) any dividends or distributions with a record date after the Effective Time theretofore paid or payable with respect to Amalco Shares as contemplated by Section 4.2.

4.2                               Distributions with Respect to Unsurrendered Certificates

No dividends or other distributions declared or made after the Effective Time with respect to Amalco Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Suncor Shares or Petro-Canada Shares that were exchanged pursuant to Section 2.2(ii)(O), and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 4.3, unless and until the holder of record of such certificate shall surrender such certificate in accordance with Section 4.1. Subject to applicable Law, at the time of such surrender of any such certificate, there shall be paid to the holder of record of the certificates representing whole Suncor Shares or Petro-Canada Shares, without interest, (i) the amount of any cash payable in lieu of a fractional Amalco Share to which such holder is entitled pursuant to Section 4.3, (ii) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Amalco Share, and (iii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Amalco Share, as the case may be.

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4.3                               No Fractional Shares

No certificates or scrip representing fractional Amalco Shares shall be issued upon the surrender for exchange of certificates pursuant to Section 4.1 and no dividend, stock split or other change in the capital structure of Amalco shall relate to any such fractional security and such fractional interests shall not entitle the owner thereof to exercise any rights as a security holder of Amalco. In lieu of any such fractional Amalco Shares, a shareholder will receive an amount determined on the basis that each Amalco Share has a value equal to the volume weighted average price for such shares on The Toronto Stock Exchange on the first five trading days on which such shares trade on such exchange immediately following the Effective Date.

4.4                               Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Suncor Shares or Petro-Canada Shares that were exchanged pursuant to Section 2.2(ii)(O)  shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depository will issue in exchange for such lost, stolen or destroyed certificate, cash and/or one or more certificates representing one or more Amalco Shares (and any dividends or distributions with respect thereto pursuant to Section 4.2 and any cash pursuant to Section 4.3) deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom certificates representing Amalco Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Amalco and its transfer agents in such sum as Amalco may direct or otherwise indemnify Amalco in a manner satisfactory to Amalco against any claim that may be made against Amalco with respect to the certificate alleged to have been lost, stolen or destroyed.

4.5                               Extinction of Rights

Any certificate which immediately prior to the Effective Time represented outstanding Suncor Shares or Petro-Canada Shares that are exchanged pursuant to Section 2.2(ii)(O) and not deposited with all other instruments required by Section 4.1 on or prior to the sixth anniversary of the Effective Date, shall cease to represent a claim or interest of any kind or nature as a shareholder of Amalco. On such date, the Amalco Shares (or cash in lieu of fractional interests therein, as provided in Section 4.3) to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to Amalco, together with all entitlements to dividends, distributions and interest thereon held for such former registered holder.

4.6                               Withholding Rights

Amalco and the Depository shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Suncor Shares or Petro-Canada Shares, such amounts as Amalco or the Depository are required or permitted to deduct and withhold with respect to such payment under the Tax Act, the U.S. Tax Code or any provision of provincial, state, local or foreign Tax Law, in each case as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash component, if any, of the consideration otherwise payable to the holder, Amalco and the Depository are hereby authorized to sell or otherwise dispose of such portion of the Amalco Shares otherwise issuable to the holder as is necessary to provide sufficient funds to Amalco or the Depository, as the case may be, to enable it to comply with such deduction or withholding

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requirement and Amalco or the Depository shall notify the holder thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority.

ARTICLE V
AMENDMENTS

5.1                               Amendments to Plan of Arrangement

(a)                                  Suncor and Petro-Canada may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by Suncor and Petro-Canada, (iii) filed with the Court and, if made following the Suncor Shareholders’ Meeting or Petro-Canada Shareholders’ Meeting, approved by the Court and (iv) communicated to holders of the Shares if and as required by the Court.

(b)                                 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Suncor or Petro-Canada at any time prior to the Suncor Shareholders’ Meeting or Petro-Canada Shareholders’ Meeting (provided that the other Party shall have consented thereto in writing) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Suncor Shareholders’ Meeting or Petro-Canada Shareholders’ Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)                                  Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Suncor Shareholders’ Meeting or Petro-Canada Shareholders’ Meeting shall be effective only if (i) it is consented to in writing by each of Suncor and Petro-Canada (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by holders of the Suncor Shares or Petro-Canada Shares, as applicable, voting in the manner directed by the Court.

(d)                                 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Amalco, provided that it concerns a matter which, in the reasonable opinion of Amalco, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Suncor Shares, Petro-Canada Shares, Suncor Options or Petro-Canada Options.

ARTICLE VI
FURTHER ASSURANCES

6.1                               Notwithstanding

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out herein.

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SCHEDULE A TO PLAN OF ARRANGEMENT

SHARE TERMS

1.             AMALCO SHARES

The rights, privileges, restrictions and conditions attaching to the common shares of Amalco (the “Amalco Shares”) are as follows:

1.1          Voting

Holders of Amalco Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of Amalco and shall be entitled to one vote in respect of each Amalco Share held at such meeting, except a meeting of holders of a particular class or series of shares other than Amalco Shares who are entitled to vote separately as a class or series at such meeting.

1.2          Dividends

Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Amalco ranking in priority to or ratably with the Amalco Shares, holders of Amalco Shares shall be entitled to receive dividends if, as and when declared by the directors of Amalco out of the assets of Amalco properly applicable to the payment of dividends in such amounts and payable in such manner as the directors of Amalco may from time to time determine.

1.3          Liquidation

In the event of the liquidation, dissolution or winding up of Amalco or any other distribution of the property or assets of Amalco among its shareholders for the purpose of winding up its affairs, holders of Amalco Shares shall, subject to the rights of the holders of any other class of shares of Amalco entitled to receive the property or assets of Amalco upon such a liquidation, dissolution, winding up or other distribution in priority to or ratably with holders of Amalco Shares, be entitled to receive the remaining property and assets of Amalco.

2.             SENIOR PREFERRED SHARES

The Senior Preferred Shares, as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

2.1          Directors’ Right to Issue in One or More Series

The Senior Preferred Shares may be issued at any time or from time to time in one or more series.  Before any shares of a series are issued, the board of directors of Amalco shall fix the number of shares that will form such series and shall, subject to the limitations set out in the Articles, determine the designation, rights, privileges, restrictions and conditions to be attached to the Senior Preferred Shares of such series, the whole subject to the filing with the Director (as defined in the Canada Business Corporations Act (the “Act”)) of Articles of Amendment containing a description of such series including the rights, privileges, restrictions and conditions determined by the board of directors of Amalco.

2.2          Ranking of the Senior Preferred Shares

The Senior Preferred Shares of each series shall rank on a parity with the Senior Preferred Shares of every other series with respect to dividends and return of capital and shall be entitled to a preference over the Junior Preferred Shares and the Amalco Shares of Amalco and over any other shares ranking junior to the Senior Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Amalco, whether voluntary or involuntary, or any other distribution of the assets of Amalco among its shareholders for the purpose of winding up its affairs.  If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of the Senior Preferred Shares, the Senior Preferred Shares of all series shall participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Senior Preferred Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends.  The Senior Preferred Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Senior Preferred Shares as a class over the Junior Preferred Shares and the Amalco Shares of Amalco and over any other shares ranking junior to the Senior Preferred Shares as may be determined in the case of such series of Senior Preferred Shares.

2.3          Voting Rights

Except as hereinafter referred to or as required by law or unless provision is made in the Articles relating to any series of Senior Preferred Shares that such series is entitled to vote, the holders of the Senior Preferred Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of Amalco.

2.4          Amendment with Approval of Holders of Senior Preferred Shares

The rights, privileges, restrictions and conditions attached to the Senior Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Senior Preferred Shares given as hereinafter specified.

2.5          Approval of Holders of the Senior Preferred Shares

The approval of the holders of the Senior Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Senior Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of the Senior Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Senior Preferred Shares or passed by the affirmative vote of at least 2/3 of the votes cast at a meeting of the holders of the Senior Preferred Shares duly called for that purpose.

The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time prescribed by the by-laws of Amalco with respect to meetings of shareholders, or if not so prescribed, as required by the Act as in force at the time of the meeting.  On every poll taken at every meeting of the holders of the Senior Preferred Shares as a class, or at any joint meeting of the holders of two or more series of Senior Preferred Shares, each holder of Senior Preferred Shares entitled to vote thereat shall have one vote in respect of each $1.00 of the issue price of each Senior Preferred Share held.

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3.             JUNIOR PREFERRED SHARES

The Junior Preferred Shares, as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

3.1          Directors’ Right to Issue in One or More Series

The Junior Preferred Shares may be issued at any time or from time to time in one or more series.  Before any shares of a series are issued, the board of directors of Amalco shall fix the number of shares that will form such series and shall, subject to the limitations set out in the Articles, determine the designation, rights, privileges, restrictions and conditions to be attached to the Junior Preferred Shares of such series, the whole subject to the filing with the Director (as defined in the Act) of Articles of Amendment containing a description of such series including the rights, privileges, restrictions and conditions determined by the board of directors of Amalco.

3.2          Ranking of the Junior Preferred Shares

The Junior Preferred Shares of each series shall rank on a parity with the Junior Preferred Shares of every other series with respect to dividends and return of capital and shall, subject to the prior rights of the holders of the Senior Preferred Shares, be entitled to a preference over the Amalco Shares of Amalco and over any other shares ranking junior to the Junior Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Amalco, whether voluntary or involuntary, or any other distribution of the assets of Amalco among its shareholders for the purpose of winding up its affairs.  If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of the Junior Preferred Shares, the Junior Preferred Shares of all series shall participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Junior Preferred Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends.  The Junior Preferred Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Junior Preferred Shares as a class over the Amalco Shares of Amalco and over any other shares ranking junior to the Junior Preferred Shares as may be determined in the case of such series of Junior Preferred Shares.

3.3          Voting Rights

Except as hereinafter referred to or as required by law or unless provision is made in the Articles relating to any series of Junior Preferred Shares that such series is entitled to vote, the holders of the Junior Preferred Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of Amalco.

3.4          Amendment with Approval of Holders of Junior Preferred Shares

The rights, privileges, restrictions and conditions attached to the Junior Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Junior Preferred Shares given as hereinafter specified.

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3.5          Approval of Holders of the Junior Preferred Shares

The approval of the holders of the Junior Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Junior Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of the Junior Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Junior Preferred Shares or passed by the affirmative vote of at least 2/3 of the votes cast at a meeting of the holders of the Junior Preferred Shares duly called for that purpose.

The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time prescribed by the by-laws of Amalco with respect to meetings of shareholders, or if not so prescribed, as required by the Act as in force at the time of the meeting.  On every poll taken at every meeting of the holders of the Junior Preferred Shares as a class, or at any joint meeting of the holders of two or more series of Junior Preferred Shares, each holder of Junior Shares entitled to vote thereat shall have one vote in respect of each $1.00 of the issue price of each Junior Preferred Share held.

4.             INTERPRETATION

In this Schedule A, all terms that are not defined have the meanings attributed to those terms in the Petro-Canada Public Participation Act

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SCHEDULE B TO PLAN OF ARRANGEMENT

OWNERSHIP AND VOTING RESTRICTIONS

1.             Interpretation

1.1           In this Schedule B, all terms that are not defined have the meanings attributed to those terms in the Petro-Canada Public Participation Act and:

“directors’ determination” and similar expressions mean a determination made by the directors of Amalco in accordance with section 10;

“excess voting shares” means voting shares held, beneficially owned or controlled in contravention of the individual share constraint;

“individual share constraint” has the meaning set forth in subsection 2.1;

“principal stock exchange” means, at any time, the stock exchange in Canada on which the highest volume of voting shares is generally traded at that time, as determined by the directors of Amalco;

“sell-down notice” has the meaning set forth in subsection 3.1;

“shareholder default” has the meaning set forth in paragraph 3.1(d);

“shareholder’s declaration” means a declaration made in accordance with section 11; and

“suspension” has the meaning set forth in subsection 4.1 and “suspend”, “suspended” and similar expressions have corresponding meanings.

1.2           The provisions of subsections 9(3) to 9(8) of the Petro-Canada Public Participation Act, as amended from time to time, are deemed to be incorporated in this Schedule B.  Any provision of this Schedule B that may be read in a manner that is inconsistent with the Petro-Canada Public Participation Act shall be read so as to be consistent therewith.

1.3           For greater certainty, no person is presumed to be an associate of any other person for purposes of paragraph 9(5)(g) of the Petro-Canada Public Participation Act solely by reason that one of them has given the other the power to vote or direct the voting of voting shares of a class of voting shares at a meeting of the holders of that class pursuant to a revocable proxy where the proxy is solicited solely by means of an information circular issued in a public solicitation of proxies that is made in respect of all voting shares of that class and in accordance with applicable law.

1.4           For the purposes of this Schedule B:

(a)           where voting shares of Amalco are held, beneficially owned or controlled by two or more persons jointly, the number of voting shares held, beneficially owned or controlled by each such person shall include the number of voting shares held, beneficially owned or controlled jointly with such other persons; and

(b)           references to shares “of” a person are to shares held, beneficially owned or controlled, directly or indirectly, otherwise than by way of security only, by that person.

1.5           In this Schedule B, except where the context requires to the contrary, words importing the singular shall include the plural and vice versa and words importing gender shall include masculine, feminine and neuter genders.

2.             Individual Share Constraint

2.1           No person, together with the associates of that person, shall hold, beneficially own or control, directly or indirectly, otherwise than by way of security only, in the aggregate voting shares to which are attached more than twenty per cent (20%) of the votes that may ordinarily be cast to elect directors of Amalco, other than votes that may be so cast by or on behalf of the Minister.  (The foregoing prohibition is referred to in this Schedule B as the “individual share constraint”.)

2.2           In the event that it appears from the central securities register of Amalco that any person, together with the associates of that person, is in contravention of the individual share constraint:

(a)           Amalco shall not accept any subscription for voting shares from that person or any associate of that person;

(b)           Amalco shall not issue any voting shares to that person or any associate of that person; and

(c)           Amalco shall not register or otherwise recognize the transfer of any voting shares to that person or any associate of that person.

2.3           In the event of a directors’ determination that any person, together with the associates of that person, is in contravention of the individual share constraint:

(a)           Amalco shall not accept any subscription for voting shares from that person or any associate of that person;

(b)           Amalco shall not issue any voting shares to that person or any associate of that person;

(c)           Amalco shall not register or otherwise recognize the transfer of any voting shares to that person or any associate of that person;

(d)           no person may, in person or by proxy, exercise the right to vote any of the voting shares of that person or of any associate of that person;

(e)           subject to subsection 9.1, Amalco shall not declare or pay any dividend, and or make any other distribution:

(i)            on any of the excess voting shares of that person or of any associate of that person; or

(ii)           if the directors of Amalco determine that the contravention of the individual ownership constraint was intentional and that it would not be inequitable to do so, on all of the voting shares of that person and of each associate of that person;

and any entitlement to such dividend or other distribution shall be forfeited; and

(f)            Amalco shall send a sell-down notice to the registered holder of the voting shares of that person and of each associate of that person.

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2.4           In the event that it appears from the central securities register of Amalco that, or in the event, of a directors’ determination that, any person, together with the associates of that person, after any proposed subscription, issue or transfer of voting shares, would be in contravention of the individual share constraint, Amalco shall not:

(a)           accept the proposed subscription for voting shares from;

(b)           issue the proposed voting shares to; or

(c)           register or otherwise recognize the proposed transfer of any voting shares to;

that person or any associate of that person.

2.5           In the event of a directors’ determination that during any period any person, together with the associates of that person, was in contravention of the individual share constraint, the directors of Amalco may also determine that:

(a)           any votes cast, in person or by proxy, during that period in respect of the voting shares of that person or of any associate of that person shall be disqualified and deemed not to have been cast; and

(b)           subject to subsection 9.1, each of that person and the associates of that person is liable to Amalco to restore to Amalco the amount of any dividend paid or distribution received during that period on:

(i)            the excess voting shares of that person and of each associate of that person; or

(ii)           if the directors of Amalco determine that the contravention of the individual ownership constraint was intentional and that it would not be inequitable to do so, on all of the voting shares of that person and of each associate of that person.

3.             Sell-Down Notice

3.1           Any notice (a “sell-down notice”) required to be sent to a registered holder of voting shares pursuant to paragraph 2.3(f):

(a)           shall specify in reasonable detail the nature of the contravention of the individual share constraint, the number of voting shares determined to be excess voting shares and the consequences of the contravention specified in section 2;

(b)           shall request an initial or further shareholder’s declaration;

(c)           shall specify a date, which shall be not less than 45 days after the date of the sell-down notice, by which the excess voting shares are to be sold or disposed of; and

(d)           shall state that unless the registered holder either:

(i)            sells or otherwise disposes of the excess voting shares by the date specified in the sell-down notice on a basis that does not result in any contravention of the individual share constraint and provides to Amalco, in addition to the shareholder’s declaration requested pursuant to paragraph 3.1(b), written evidence satisfactory to Amalco of such sale or other disposition; or

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(ii)           provides to Amalco, in addition to the shareholder’s declaration requested pursuant to paragraph 3.1(b), written evidence satisfactory to Amalco that no such sale or other disposition of excess voting shares is required;

such default (a “shareholder default”) shall result in the consequence of suspension pursuant to section 4 and may result in the consequence of sale in accordance with section 5 or redemption in accordance with section 6, in each case without further notice to the registered holder, and shall specify in reasonable detail the nature and timing of those consequences.

3.2           In the event that, following the sending of a sell-down notice, written evidence is submitted to Amalco for purposes of subparagraph 3.1(d)(ii), Amalco shall assess the evidence as soon as is reasonably practicable and in any event shall give a second notice to the person submitting the evidence not later than 10 days after the receipt thereof stating whether the evidence has or has not satisfied Amalco that no sale or other disposition of excess voting shares is required.  If the evidence has so satisfied Amalco, such sell-down notice shall be cancelled and such second notice shall so state.  If the evidence has not so satisfied Amalco, such second notice shall reiterate the statements required to be made in such sell-down notice pursuant to paragraphs 3.1(c) and (d).  In either case, the 45 day period referred to in paragraph 3.1(c) shall be automatically extended to the end of the 10 day period referred to in this section 3.2 if such 10 day period extends beyond such 45 day period.

4.             Suspension

4.1           In the event of a shareholder default in respect of any registered holder of voting shares, then, without further notice to the registered holder:

(a)           all of the voting shares of the registered holder shall be deemed to be struck from the securities register of Amalco;

(b)           no person may, in person or by proxy, exercise the right to vote any of such voting shares;

(c)           subject to subsection 9.1, Amalco shall not declare or pay any dividend, or make any other distribution, on any of such voting shares and any entitlement to such dividend or other distribution shall be forfeited;

(d)           Amalco shall not send any form of proxy, information circular or financial statements of Amalco or any other communication from Amalco to any person in respect of such voting shares; and

(e)           no person may exercise any other right or privilege ordinarily attached to such voting shares.

(All of the foregoing consequences of a shareholder default are referred to in this Schedule B as a “suspension”.) Notwithstanding the foregoing, a registered holder of suspended voting shares shall have the right to transfer such voting shares on any securities register of Amalco on a basis that does not result in contravention of the individual share constraint.

4.2           The directors of Amalco shall cancel any suspension of voting shares of a registered holder and reinstate the registered holder to the securities register of Amalco for all purposes if they determine that, following the cancellation and reinstatement, none of such voting shares will be held, beneficially owned

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or controlled in contravention of the individual share constraint.  For greater certainty, any such reinstatement shall permit, from and after the reinstatement, the exercise of all rights and privileges attached to the voting shares so reinstated but, subject to subsection 9.1, shall have no retroactive effect.

5.             Sale

5.1           In the event of a shareholder default in respect of any registered holder of voting shares, Amalco may elect by directors’ determination to sell, on behalf of the registered holder, the excess voting shares thereof, without further notice thereto, on the terms set forth in this section 5 and section 7.

5.2           Amalco may sell any excess voting shares in accordance with this section 5:

(a)           on the principal stock exchange; or

(b)           if there is no principal stock exchange, on such other stock exchange or organized market on which the voting shares are then listed or traded as the directors of Amalco shall determine; or

(c)           if the voting shares are not then listed on any stock exchange or traded on any organized market, in such other manner as the directors of Amalco shall determine.

5.3           The net proceeds of sale of excess voting shares sold in accordance with this section 5 shall be the net proceeds after deduction of any commission, tax or other cost of sale.

5.4           For all purposes of a sale of excess voting shares in accordance with this section, Amalco is the agent and lawful attorney of the registered holder and the beneficial owner of the excess voting shares.

6.             Redemption

6.1           In the event of a shareholder default in respect of any registered holder of voting shares and in the event that the directors of Amalco determine either that Amalco has used reasonable efforts to sell excess voting shares in accordance with section 5 but that such sale is impracticable or that it is likely that such sale would have material adverse consequences to Amalco or the holders of voting shares, Amalco may elect by directors’ determination, subject to applicable law, to redeem the excess voting shares thereof, without further notice thereto, on the terms set forth in this section 6 and section 7.

6.2           The redemption price paid by Amalco to redeem any excess voting shares in accordance with this section 6 shall be:

(a)           the average of the closing prices per share of the voting shares on the principal stock exchange (or, if there is no principal stock exchange or if the requisite trading of voting shares has not occurred on the principal stock exchange, such other stock exchange or such other organized market on which such requisite trading has occurred as the directors of Amalco shall determine) over the last 10 trading days on which at least one board lot of voting shares has traded on the principal stock exchange (or such other stock exchange or such other organized market) in the period ending on the trading day immediately preceding the redemption date; or

(b)           if the requisite trading of voting shares has not occurred on any stock exchange or other organized market, on such basis as the directors of Amalco shall determine.

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7.             Procedures Relating to Sale and Redemption

7.1           In the event of any sale or redemption of excess voting shares in accordance with section 5 or 6, respectively, Amalco shall deposit an amount equal to the amount of the net proceeds of sale or the redemption price, respectively, in a special account in any bank or trust company in Canada selected by it.  The amount of the deposit, less the reasonable costs of administration of the special account, shall be payable to the registered holder of the excess voting shares sold or redeemed on presentation and surrender by the registered holder to that bank or trust company of the certificate or certificates representing the excess voting shares.  Any interest earned on any amount so deposited shall accrue to the benefit of Amalco.

7.2           From and after any deposit made pursuant to subsection 7.1, the registered holder shall not be entitled to any of the remaining rights of a registered holder in respect of the excess voting shares sold or redeemed, other than the right, to receive the funds so deposited on presentation and surrender of the certificate or certificates representing the excess voting shares sold or redeemed.

7.3           If a part only of the voting shares represented by any certificate is sold or redeemed in accordance with section 5 or 6, respectively, Amalco shall, on presentation and surrender of such certificate and at the expense of the registered holder, issue a new certificate representing the balance of the voting shares.

7.4           So soon as is reasonably practicable after, and, in any event, not later than 30 days after, a deposit made pursuant to subsection 7.1, Amalco shall send a notice to the registered holder of the excess voting shares sold or redeemed and the notice shall state:

(a)           that a specified number of voting shares has been sold or redeemed, as the case may be;

(b)           the amount of the net proceeds of sale or the redemption price, respectively;

(c)           the name and address of the bank or trust company at which Amalco has made the deposit of the net proceeds of sale or the redemption price, respectively; and

(d)           all other relevant particulars of the sale or redemption, respectively.

7.5           For greater certainty, Amalco may sell or redeem excess voting shares in accordance with section 5 or 6, respectively, despite the fact that Amalco does not possess the certificate or certificates representing the excess voting shares at the time of the sale or redemption.  If, in accordance with section 5, Amalco sells excess voting shares without possession of the certificate or certificates representing the excess voting shares, Amalco shall issue to the purchaser of such excess voting shares or its nominee a new certificate or certificates representing the excess voting shares sold.  lf, in accordance with section 5 or section 6, Amalco sells or redeems excess voting shares without possession of the certificate or certificates representing the excess voting shares and, after the sale or redemption, a person establishes that it is a bona fide purchaser of the excess voting shares sold or redeemed, then, subject to applicable law:

(a)           the excess voting shares held or beneficially owned by the bona fide purchaser are deemed to be, from the date of the sale or redemption by Amalco, as the case may be, validly issued and outstanding voting shares in addition to the excess voting shares sold or redeemed; and

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(b)           notwithstanding subsection 7.2, Amalco is entitled to the deposit made pursuant to subsection 7.1 and, in the case of a sale in accordance with section 5, shall add the amount of the deposit to the stated capital account for the class of voting shares issued.

8.             Exceptions

8.1           Notwithstanding section 2, the individual share constraint does not apply in respect of voting shares of Amalco that are held:

(a)           by the Minister in trust for Her Majesty in right of Canada;

(b)           by one or more underwriters solely for the purpose of distributing the voting shares to the public; or

(c)           by any person who provides centralized facilities for the clearing of trades in securities and is acting in relation to trades in the voting shares solely as an intermediary in the payment of funds or the delivery of securities, or both.

9.             Saving Provisions

9.1           Notwithstanding any other provision of this Schedule B:

(a)           the directors of Amalco may determine to pay a dividend or to make any other distribution on voting shares that would otherwise be prohibited by any other provision of this Schedule B where the contravention of the individual share constraint that gave rise to the prohibition was inadvertent or of a technical nature or it would otherwise be inequitable not to pay the dividend or make the distribution; and

(b)           where a dividend has not been paid or any other distribution has not been made on voting shares as a result of a directors’ determination of a contravention of the individual share constraint, or where the amount of a dividend or any other distribution has been restored to Amalco pursuant to paragraph 2.5(b) as a result of a directors’ determination of a contravention of the individual share constraint, the directors of Amalco shall declare and pay the dividend, make the distribution, or refund the restored amount, respectively, if they subsequently determine that no such contravention occurred.

9.2           In the event that Amalco suspends or redeems voting shares in accordance with section 4 or 6, respectively, or otherwise redeems, purchases for cancellation or otherwise acquires voting shares, and the result of such action is that any person and the associates of that person who, prior to such action, were not in contravention of the individual share constraint are, after such action, in contravention, then, notwithstanding any other provision of this Schedule B, the sole consequence of such action to that person and the associates of that person, in respect of the voting shares of that person and of the associates of that person held, beneficially owned or controlled at the time of such action, shall be that the number of votes attached to those voting shares shall be reduced to a number that is the largest whole number of votes that may be attached to the voting shares which that person and the associates of that person could hold, beneficially own or control from time to time in compliance with the individual share constraint.

9.3           Notwithstanding any other provision of this Schedule B, a contravention of the individual share constraint shall have no consequences except those that are expressly provided for in this Schedule B.  For greater certainty but without limiting the generality of the foregoing:

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(a)           no transfer, issue or ownership of, and no title to, voting shares;

(b)           no resolution of shareholders (except to the extent that the result thereof is affected as a result of a directors’ determination under paragraph 2.5(a)); and

(c)           no act of Amalco, including any transfer of property to or by Amalco;

shall be invalid or otherwise affected by any contravention of the individual share constraint.

10.          Directors’ Determinations

10.1         The directors of Amalco shall have the sole right and authority to administer the provisions of this Schedule B and to make any determination required or contemplated hereunder.  In so acting, the directors of Amalco shall enjoy, in addition to the powers set forth in this Schedule B, all of the powers necessary or desirable, in their opinion, to carry out the intent and purpose of this Schedule B.  The directors of Amalco shall make on a timely basis all determinations necessary for the administration of the provisions of this Schedule B and, without limiting the generality of the foregoing, if the directors of Amalco consider that there are reasonable grounds for believing that a contravention of the individual ownership constraint has occurred or will occur, the directors shall make a determination with respect to the matter.  Any directors’ determination that is not inconsistent with the Petro-Canada Public Participation Act and other applicable law shall be conclusive, final and binding except to the extent modified by any subsequent directors’ determination.  Notwithstanding the foregoing, the directors of Amalco may delegate, in whole or in part:

(a)           their power to make a directors’ determination in respect of any particular matter to a committee of the board of directors; and

(b)           any of their other powers under this Schedule B in accordance with subsection 115(3) or paragraph 121(a) of the Canada Business Corporations Act.

10.2         The directors of Amalco shall make any directors’ determination contemplated by section 2:

(a)           after the relevant shareholder’s declarations have been requested and received by Amalco, only:

(i)            on a basis consistent with those shareholder’s declarations; or

(ii)           if the directors of Amalco are of the opinion that the shareholder’s declarations do not contain adequate or accurate information and they believe and have reasonable grounds for believing that they will not be provided with shareholder’s declarations that do contain adequate and accurate information; or

(b)           whether or not any shareholder’s declaration has been requested or received by Amalco, only if the directors of Amalco believe and have reasonable grounds for believing that they have sufficient information to make the directors’ determination, that the consequences of the directors’ determination would not be inequitable to those affected by it and that it would be impractical, under all the circumstances, to request or to await the receipt of any shareholder’s declaration.

10.3         In administering the provisions of this Schedule B, including, without limitation, in making any directors’ determination in accordance with subsection 10.2 or otherwise, the directors of Amalco may

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rely on any information on which the directors consider it reasonable to rely in the circumstances.  Without limiting the generality of the foregoing, the directors of Amalco may rely upon any shareholder’s declaration, the securities register of Amalco, the knowledge of any director, officer or employee of Amalco or any advisor to Amalco and the opinion of counsel to Amalco.

10.4         In administering the provisions of this Schedule B, including, without limitation, in making any directors’ determination, the directors shall act honestly and in good faith.  Provided that the directors of Amalco so act, they shall not be liable to Amalco and neither they nor Amalco shall be liable to any holder or beneficial owner of voting securities or any other person for, nor with respect to any matter arising from or related to, any act or omission to act in relation to this Schedule B.  To the extent that, in accordance with subsection 10.1, any other person exercises the powers of the directors of Amalco under these provisions, this subsection 10.4 applies mutatis mutandis.

10.5         Any directors’ determination required or contemplated by this Schedule B shall be expressed and conclusively evidenced by a resolution duly adopted.

11.          Shareholder’s Declarations

11.1         For purposes of monitoring the compliance with and of enforcing the provisions of this Schedule B, the directors of Amalco may require that any registered holder or beneficial owner, or any other person of whom it is, in the circumstances, reasonable to make such request, file with Amalco or its registrar and transfer agent a completed shareholder’s declaration.  The directors of Amalco shall determine from time to time written guidelines with respect to the nature of the shareholder’s declaration to be requested, the times at which shareholder’s declarations are to be requested and any other relevant matters relating to shareholder’s declarations.

11.2         A shareholder’s declaration shall be in the form from time to time determined by the directors of Amalco pursuant to subsection 11.1 and, without limiting the generality of the foregoing, may be required to be in the form of a simple declaration in writing or a statutory declaration under the Canada Evidence Act.  Without limiting the generality of its contents, any shareholder’s declaration may be required to contain information with respect to:

(a)           whether the person is the beneficial owner of or controls particular voting securities or whether any other person is the beneficial owner of or controls those voting securities; and

(b)           whether the person is an associate of any other person, including whether the person and any other person act, or are parties to an agreement or an arrangement, a purpose of which is to require them to act, in concert with respect to their interests, direct or indirect, in Amalco.

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SCHEDULE C TO PLAN OF ARRANGEMENT

OTHER RESTRICTIONS

1.             INTERPRETATION

1.1           In this Schedule C, all terms that are not defined have the meanings attributed to those terms in the Petro-Canada Public Participation Act.

2.             HEAD OFFICE

2.1           The head office of Amalco shall be situated in Calgary, Alberta.

3.             RESTRICTION ON SALE OF ASSETS

3.1           Amalco shall not sell, transfer or otherwise dispose of, whether by one transaction or event or several related transactions or events, all or substantially all of its assets to any one person or group of associated persons or to non-residents, otherwise than by way of security only in connection with the financing of Amalco.

4.             USE OF OFFICIAL LANGUAGES BY THE PUBLIC

4.1           Amalco shall ensure that any member of the public can, in either official language, communicate with and obtain available services from:

(a)           the head office of Amalco; and

(b)           any of the other offices or facilities of Amalco and any office or facility of any of the wholly-owned subsidiaries of Amalco, where Amalco determines that there is significant demand for communications with and services from that office or facility in the language.

4.2           Amalco shall adopt from time to time policies describing the manner in which Amalco will fulfil the requirements of section 4.1.

SCHEDULE 1.1(b)

FORM OF ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(1)           The arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) involving [Suncor Energy Inc./Petro-Canada] (the “Company”), as more particularly described and set forth in the joint management proxy circular (the “Circular”) of Suncor Energy Inc. and Petro-Canada accompanying the notice of this meeting, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(2)           The plan of arrangement (the “Plan of Arrangement”) involving the Company, the full text of which is set out as Schedule 1.1(a) to the Arrangement Agreement made as of March 22, 2009 between Suncor Energy Inc. and Petro-Canada (the “Arrangement Agreement”), as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(3)           The Arrangement Agreement, the actions of the directors of the Company in approving the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

(4)           Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Court of Queen’s Bench of Alberta, the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

(5)           Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute, under the corporate seal of the Company or otherwise, and to deliver to the Director under the CBCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

(6)           Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE 2.9

GOVERNANCE AND TRANSITIONAL ARRANGEMENTS

1.                                      Board of Directors

The board of directors of Amalco from the Effective Date until the next annual meeting or until their successors are elected or appointed shall consist of twelve directors, including eight nominees of Suncor and four nominees of Petro-Canada.  Suncor and Petro-Canada agree that the Plan of Arrangement will be amended within fifteen business days following the date of this Agreement, to allow for identification and the appointment of such directors pursuant to the Plan of Arrangement.  If the Parties are unable to agree as to the identity of such directors, Suncor will nominate eight of the directors and Petro-Canada will nominate four of the directors to be appointed to the board of directors of Amalco.

2.                                      Chairmen / Senior Officers

The following individuals will be appointed Chairman, Executive Vice-Chairman and Chief Executive Officer of Amalco, as indicated, pursuant to the Plan of Arrangement:

Chairman	John T. Ferguson
President and Chief Executive Officer:	Richard L. George
Executive Vice-Chairman:	Ron A. Brenneman

The remaining initial senior officers of Amalco will be determined by Suncor, as designated by Suncor’s President and Chief Executive Officer, prior to completion of the Arrangement.  Suncor and Petro-Canada agree that, if practicable, the Plan of Arrangement will be amended to allow for the identification and appointment of such senior officers pursuant to the Plan of Arrangement, failing which such senior officers will be appointed by the board of directors of Amalco on the Effective Date.

3.                                      Transitional

Between the date hereof and the Effective Date, the Chief Executive Officers of each party shall agree on an organizational structure for Amalco to be implemented as soon as possible after the Effective Date and shall agree on the placement of individuals in respect of significant management positions other than those of the senior officers which shall be designated in accordance with Section 2 of this Schedule 2.9.

SCHEDULE 3.1

REPRESENTATIONS AND WARRANTIES OF SUNCOR

(a)                                  Organization and Qualification. Each of Suncor and its Material Subsidiaries is a corporation or partnership, as applicable, duly incorporated or formed, validly existing and in good standing under the Laws of its jurisdiction of incorporation, formation or continuance and has the requisite corporate or partnership power and authority to own its properties as now owned and to carry on its business as it is now being conducted. Suncor is, and its Material Subsidiaries are, duly registered to do business and each is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Suncor and its Subsidiaries taken as a whole. Copies of the Articles of Amalgamation of Suncor dated January 1, 1989 together with all amendments to date and the by-laws of Suncor have been provided to Petro-Canada and are accurate and complete as of the date hereof and have not been amended or superseded.

(b)                                 Authority Relative this Agreement. Suncor has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the participation by Suncor in the Arrangement contemplated hereby have been duly authorized by Suncor’s board of directors and, subject to such approval of Suncor Shareholders as is stipulated by the Court in the Interim Order, no other corporate proceedings on the part of Suncor are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Suncor and constitutes a legal, valid and binding obligation of Suncor enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)                                  Material Subsidiaries. Suncor has no Material Subsidiaries other than Suncor Energy Products Inc., Suncor Energy Oil Sands Limited Partnership, Suncor Energy (USA) Inc. and Suncor Energy Marketing Inc. None of Suncor’s Material Subsidiaries is currently prohibited, directly or indirectly, from paying any dividends to Suncor, from making any other distribution on such Material Subsidiary’s capital stock, from repaying to Suncor any loans or advances to such Material Subsidiary from Suncor.

(d)                                 Ownership of Subsidiaries. Suncor is, except as pursuant to restrictions on transfer contained in constating documents, rights of first refusal and similar rights restricting transfer contained in shareholders, partnership or joint venture agreements for or pursuant to existing financing arrangements involving Subsidiaries which are not wholly owned, the beneficial direct or indirect owner of all of the outstanding shares and other ownership interests of Suncor’s Subsidiaries with good title thereto free and clear of any and all Encumbrances. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in any of Suncor’s Subsidiaries. All of the outstanding shares of capital stock and other ownership interests in Suncor’s Subsidiaries are validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(e)                                  No Violation; Absence of Defaults and Conflicts.

(i)            Neither Suncor nor any of its Subsidiaries is in violation of its constating documents or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Suncor or any of its Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Suncor or any of its Subsidiaries is bound, except for such defaults which would not result in a Material Adverse Effect.

(ii)           Neither the execution and delivery of this Agreement by Suncor nor the consummation of the Arrangement contemplated hereby nor compliance by Suncor with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance upon any of the properties or assets of Suncor or any of its Subsidiaries or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) their respective charter or by-laws or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Suncor or any of its Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Suncor or any of its Subsidiaries is bound; or (B) subject to compliance with the statutes and regulations referred to below, violate any Laws, judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Suncor or any of its Subsidiaries or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Encumbrances which, or any consents, approvals or notices which if not given or received, would not have a Material Adverse Effect on Suncor or significantly impede the ability of Suncor to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on Suncor.

(iii)          Other than in connection with or in compliance with the provisions of applicable Canadian Securities Laws, U.S. Securities Laws, the CBCA, the Competition Act, the HSR Act or other similar applicable Laws (including any Laws that regulate competition, antitrust, foreign investment or transportation), the terms of the Interim Order and the Final Order in respect of the Arrangement and the filing of the Articles of Arrangement, (A) there is no legal impediment to Suncor’s consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Suncor in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on Suncor or significantly impede the ability of Suncor to consummate the Arrangement.

(f)                                    Litigation. There are no actions, suits, proceedings or investigations by Governmental Entities pending or, to the knowledge of Suncor, threatened, affecting or that would reasonably be expected to affect Suncor or any of its Subsidiaries or affecting or that would reasonably be expected to affect any of their property or assets at Law or equity or before or by any court or Governmental Entity which action, suit, proceeding or investigation involves a possibility of any judgment against or liability of Suncor or any of its Subsidiaries which, if successful, would have a Material Adverse Effect on Suncor or would significantly impede the ability of Suncor to consummate the Arrangement. Neither Suncor nor its Subsidiaries is subject to any outstanding order, writ, injunction or decree that has had or would have a Material Adverse Effect on Suncor or would significantly impede the ability of Suncor to consummate the Arrangement.

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(g)                                 Tax Returns Filed and Taxes Paid. All Tax Returns required to be filed by or on behalf of Suncor and each of its Subsidiaries have been duly filed on a timely basis and such Tax Returns are true, complete and correct in all material respects.  All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and, other than Taxes being contested in good faith and for which adequate reserves in accordance with Canadian GAAP have been established, no amount of Taxes are payable by Suncor or any of its Subsidiaries with respect to items or periods covered by such Tax Returns that would have a Material Adverse Effect on Suncor.

(h)                                 Tax Reserves. Suncor has paid or provided adequate accruals in its consolidated audited financial statements for the year ended December 31, 2008 for Taxes, including income taxes and related future income taxes, in conformity with Canadian GAAP.

(i)                                     Tax Deficiencies; Audits. No deficiencies exist or have been asserted with respect to Taxes of Suncor or any of its Subsidiaries that would have a Material Adverse Effect on Suncor.  Neither Suncor nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Suncor, has such an event been asserted or threatened against Suncor or any of its Subsidiaries or any of their respective assets that would have a Material Adverse Effect on Suncor.

(j)                                     Reporting Issuer Status. Suncor is a reporting issuer (where such concept exists) in all provinces of Canada and is in material compliance with all applicable Canadian Securities Laws therein. The Suncor Shares are registered pursuant to the U.S. Exchange Act and Suncor is in material compliance with all applicable U.S. Securities Laws. The Suncor Shares are listed and posted for trading on the TSX and the NYSE and Suncor is in material compliance with the rules of the TSX and the NYSE.

(k)                                  Capitalization. The authorized share capital of Suncor consists of an unlimited number of Suncor Shares and an unlimited number of preferred shares. There are issued and outstanding no more than 936,646,831 Suncor Shares, and there are no other shares of any class or series outstanding. There are no more than 52,000,000 Suncor Shares issuable upon the exercise of Suncor Options. Except as set forth above, and other than Suncor Shares or other securities issuable pursuant to the Suncor Stock Option Plans and the Suncor Shareholder Rights Plan, there are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Suncor of any shares of Suncor or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Suncor. All outstanding Suncor Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Suncor Shares issuable upon exercise of outstanding stock options in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(l)                                     No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Suncor Shares or any other securities of Suncor has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Suncor, are contemplated or threatened under any applicable Laws or by any other Governmental Entity.

(m)                               Material Agreements. Suncor has not entered into any material agreements which are required to be filed by Suncor under National Instrument 51-102 — Continuous Disclosure Obligations, except for those agreements which have been so filed by Suncor.

(n)                                 Non-Competition Agreements. Neither Suncor nor any of its Subsidiaries is a party to or bound by any non-competition agreement or any other agreement or obligation which purports to limit the

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manner or the localities in which all or any material portion of the business of Suncor or its Subsidiaries is or is reasonably expected to be conducted.

(o)                                 Filings. Suncor has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(p)                                 Books and Records. The corporate records and minute books of Suncor and its Subsidiaries have been maintained substantially in accordance with all applicable Laws and are complete and accurate in all material respects.

(q)                                 Reports. As of their respective dates, (i) Suncor’s audited financial statements as at and for the fiscal year ended December 31, 2008 (the “Suncor Financial Statements”), (ii) Suncor’s Annual Information Form dated March 2, 2009 (including all documents incorporated by reference therein), (iii) Suncor’s Management Proxy Circular dated March 2, 2009 for its Annual Meeting of Shareholders to be held on April 23, 2009, (iv) all Suncor press releases and material change reports or similar documents filed with any Securities Regulators since December 31, 2008, and (v) all prospectuses or other offering documents used by Suncor in the offering of its securities or filed with Securities Regulators since December 31, 2008 are all the financial statements, forms, reports, prospectuses or other documents required to be filed by virtue of the applicable securities Laws since December 31, 2008, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all applicable Laws. Since December 31, 2008, Suncor has not filed any material change reports which continue to be confidential. The Suncor Financial Statements and all financial statements of Suncor and its Subsidiaries included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with Canadian GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Suncor’s independent auditors or (ii) in the case of unaudited interim statements, to the extent they are subject to normal year-end adjustments), and fairly present the consolidated financial position, results of operations and changes in financial position of Suncor and its Subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Suncor and its Subsidiaries on a consolidated basis. There has been no change in Suncor accounting policies, except as described in the notes to the Suncor Financial Statements, since December 31, 2008.

(r)                                    Absence of Undisclosed Liabilities. Suncor has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)            those set forth or adequately provided for in the balance sheet included in Suncor’s audited financial statements for the year ended December 31, 2008 (the “Suncor Balance Sheet”);

(ii)           those incurred in the ordinary course of business and not required to be set forth in the Suncor Balance Sheet under Canadian GAAP;

(iii)          those incurred in the ordinary course of business since the Suncor Balance Sheet Date and consistent with past practice; and

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(iv)          those incurred in connection with the execution of this Agreement.

(s)                                  No Material Adverse Change. Since December 31, 2008: (i) Suncor has conducted its business only in the ordinary and normal course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Suncor has been incurred other than in the ordinary course of business, and (iii) there has not been any Material Adverse Change in respect of Suncor.

(t)                                    Conduct of Business. Since December 31, 2008 neither Suncor nor any of its Subsidiaries has taken any action that would be in violation of Section 5.1 if such provision had been in effect since that date, other than violations which would not have any Material Adverse Effect on Suncor or would not significantly impede Suncor’s ability to consummate the Arrangement contemplated hereby.

(u)                                 United States Relationships. Suncor is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act.

(v)                                 Environmental.

(i)            There have not occurred any material spills, emissions or pollution on any property of Suncor or as a result of its operations, nor has Suncor been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which would individually or in the aggregate have a Material Adverse Effect on Suncor. All operations of Suncor and its Subsidiaries have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not individually or in the aggregate have a Material Adverse Effect on Suncor. Neither Suncor nor any or its Material Subsidiaries is aware of, or is subject to:

(1)           any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(2)           any demand or notice with respect to the breach of any Environmental Laws applicable to Suncor or any of its Subsidiaries, including any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would reasonably be expected to have a Material Adverse Effect on Suncor.

(ii)           In the ordinary course of its business, Suncor periodically reviews the effect of Environmental Laws on various business, operations and properties of Suncor and its Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, Suncor has reasonably concluded that such associated costs and liabilities would not result in a Material Adverse Change.

(w)                               Title. Suncor and its Material Subsidiaries have good and sufficient title to their real property interests including fee simple estate of and in real property, leases, easements, rights of way, permits or licenses from landowners or authorities permitting the use of land by Suncor and its Material Subsidiaries

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necessary to permit the operation of its business as presently owned and conducted. Suncor does not have any knowledge nor is aware of any defects, failures or impairments in the title of Suncor to its assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate would have a Material Adverse Effect on Suncor.

(x)                                   No Defaults under Leases and Agreements.

(i)            Suncor has not received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to Suncor’s oil and gas assets to which Suncor is a party or by or to which Suncor or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Suncor.

(ii)           To its knowledge:

(1)           Suncor is in good standing under all, and is not in default under any; and

(2)           there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not, individually or in the aggregate, have a Material Adverse Effect on Suncor.

(y)                                 No Encumbrances. Suncor has not encumbered or alienated its interest in its oil and gas assets or agreed to do so and such assets are free and clear of all Encumbrances except for such Encumbrances as are disclosed in any governmental registry or arising in the ordinary course of business.

(z)                                   Royalties, Rentals and Taxes Paid. All royalties and rentals payable under the leases and other title and operating documents pertaining to Suncor’s oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect on Suncor.

(aa)                            Licences. Each of Suncor and its Subsidiaries has obtained and is in compliance with all licenses, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such permissions the absence of which would, individually or in the aggregate, not have a Material Adverse Effect on Suncor.

(bb)                          Long Term and Derivative Transactions.  Suncor has no material obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor

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transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions, except in the ordinary course of business consistent with past practice and as permitted under the Trading Risk Policy of Suncor.

(cc)                            Employee Benefit Plans. Suncor has made available to Petro-Canada true, complete and correct copies of each material health, medical, dental, welfare, supplemental unemployment benefit, bonus, profit sharing, option, insurance, incentive, incentive compensation, deferred compensation, share purchase, share-based compensation, disability, pension, retirement or supplemental retirement plan and each other material employee or director compensation or benefit plan, agreement or arrangement for the benefit of directors or former directors of Suncor and/or its Subsidiaries, consultants or former consultants of Suncor and/ or its Subsidiaries, employees or former employees of Suncor and/or its Subsidiaries, which are maintained by, contributed to, or binding upon Suncor or any Subsidiary thereof or in respect of which the Suncor or any Subsidiary thereof has any actual or potential liability (the “Suncor Employee Plans”), and:

(i)            each Suncor Employee Plan has been maintained and administered in material compliance with its terms and is funded in accordance with applicable Laws;

(ii)           all required material employer contributions under any such plans have been made in accordance with the terms thereof;

(iii)          each Suncor Employee Plan that is required or intended to be qualified under applicable Law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to materially adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval;

(iv)          to Suncor’s knowledge, there are no pending or anticipated material claims against or otherwise involving any of the Suncor Employee Plans and no material suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Suncor Employee Plan activities) has been brought against or with respect to any Suncor Employee Plan;

(v)           all material contributions, reserves or premium payments required to be made to the Suncor Employee Plans have been made or accrued for in the books and records of Suncor;

(vi)          Suncor has no material obligations for retiree health and life benefits under any Suncor Employee Plan; and

(vii)         the execution and delivery of this Agreement or the consummation of the transactions contemplated herein will not under any Suncor Employee Plan result in, cause the accelerated vesting of, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, or director of Suncor or any of its Subsidiaries, or will not limit the right of Suncor of any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Suncor Employee Plan or related trust.

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(dd)                          Employment Agreements and Collective Agreements.

(i)            Neither Suncor nor any Subsidiary of Suncor is a party to, nor is engaged in any negotiations with respect to any employment agreement with any employee or any written or oral agreement, arrangement or understanding, providing for severance, termination or change of control payments to any Suncor employee; provided that, severance or termination payments made to non-officer employees in the ordinary course of business shall not be subject to the foregoing.

(ii)           Neither Suncor nor any Subsidiary of Suncor is a party to, nor is engaged in any negotiations with respect to any collective bargaining or union agreement, any actual or threatened application for certification or bargaining rights or letter of understanding, with respect to any current or former Suncor employee. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of Suncor or any of its Subsidiaries employees by way of certification, interim certification, voluntary recognition, or succession rights of any of Suncor employees.

(iii)          To the knowledge of Suncor, there is no labour strike, dispute, lock-out work slowdown or stoppage pending or involving or, to the knowledge of Suncor, threatened against Suncor or any Subsidiary of Suncor. No trade union has applied to have Suncor or a Subsidiary of Suncor declared a related successor, or common employer pursuant to the Labour Relations Code (Alberta) or any similar legislation in any jurisdiction in which Suncor or any Subsidiary of Suncor carries on business.

(iv)          Neither Suncor nor any of its Subsidiaries has engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of Suncor, threatened against Suncor or any of its Subsidiaries.

(v)           Suncor and each of its Subsidiaries are in material compliance with all terms and conditions of employment and all Laws respecting employment, including pay equity, human rights, privacy, employment standards, worker’s compensation and occupational health and safety, and there are no outstanding any actual or threatened claims, complaints, investigations or orders under any such Laws, other than as in the aggregate do not have a Material Adverse Effect on Suncor.

(vi)          All amounts due or accrued for all salary, wages, bonuses, commissions, vacation with pay, and other employee benefits in respect of employees of Suncor or any of its Subsidiaries which are attributable to the period before the Effective Date have been paid or are accurately reflected in the books and records of Suncor.

(vii)         There are no outstanding assessments, penalties, fines liens, charges, surcharges, or other amounts due or owing by Suncor or any of its Subsidiaries pursuant to any workers’ compensation legislation and Suncor has not been reassessed in any material respect under such legislation and, to the knowledge of Suncor, no audit of any of Suncor is currently being performed pursuant to any applicable worker’s compensation legislation.

(viii)        There are no material charges pending with respect to Suncor or its Subsidiaries under applicable Occupational Health and Safety legislation (“OHSL”). Suncor and each of its Subsidiaries have complied in all material respects with the terms and conditions of the

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OHSL, as well as with any orders issued under OHSL. There are no appeals of any material orders under OHSL currently outstanding.

(ee)                            Insurance. Policies of insurance are in force naming Suncor as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which Suncor operates. All such policies shall remain in force and effect (subject to taking into account insurance market conditions and offerings and industry practices) and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement other than such cancellations as would not individually or in the aggregate have a Material Adverse Effect on Suncor.

(ff)                                Indebtedness To and By Officers, Directors and Others. Suncor is not indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm’s length to Suncor, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to Suncor.

(gg)                          Compliance with Laws. Suncor and its Subsidiaries have complied with and are not in violation of any applicable Laws other than non-compliance or violations which would, individually or in the aggregate, not have a Material Adverse Effect on Suncor.

(hh)                          Possession of Intellectual Property. Suncor or its Subsidiaries own or possess, or can acquire on reasonable terms, adequate patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property necessary to carry on the business now operated by them, and neither Suncor nor any Subsidiary has received any written notice or claim challenging Suncor or its Subsidiaries respecting the validity of, use of or ownership of the processes and technology, and to the knowledge of Suncor, there are no facts upon which such a challenge could be made.

(ii)                                  Corrupt Practices Legislation.

(i)            To the knowledge of Suncor, neither it nor any of its Subsidiaries has, directly or indirectly, (A) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or any official of any public international organization or (B) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder.

(ii)           During the periods of the Suncor Financial Statements, the operations of Suncor and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”).  To the best knowledge of Suncor, no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving Suncor or any of its Subsidiaries with respect to the Money Laundering Laws is pending or threatened.

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(iii)          Neither Suncor nor any of its Subsidiaries nor, to the knowledge of Suncor, any director, officer, agent, employee or affiliate of Suncor or any of its Subsidiaries has had any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) imposed upon such Person; and neither Suncor nor any of its Subsidiaries is in violation of any of the economic sanctions of the United States administered by OFAC or any Law or executive order relating thereto (the “U.S. Economic Sanctions”) or is conducting business with any Person subject to any U.S. Economic Sanctions.

(jj)                                  Confidentiality Agreements.  All agreements entered into by Suncor with persons other than Petro-Canada regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of Suncor or a substantial portion of its assets or any other business combination or similar transaction with another party are in substantially the same form as the Confidentiality Agreement and Suncor has not waived the standstill or other provisions of any of such agreements.

(kk)                            Disclosure. To the knowledge of Suncor, Suncor has not withheld from Petro-Canada any material information or documents concerning Suncor or any of its Subsidiaries or their respective assets or liabilities during the course of Petro-Canada’s review of Suncor and its assets. No representation or warranty contained in this Agreement or other disclosure document provided or to be provided to Petro-Canada by Suncor pursuant to this Agreement contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

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SCHEDULE 4.1

REPRESENTATIONS AND WARRANTIES OF PETRO-CANADA

(a)                                  Organization and Qualification. Each of Petro-Canada and Petro-Canada’s Material Subsidiaries is a corporation duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation or continuance and has the requisite corporate power and authority to own its properties as now owned and to carry on its business as it is now being conducted. Petro-Canada is, and its Material Subsidiaries are, duly registered to do business and each is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Petro-Canada and its Subsidiaries taken as a whole. Copies of the Restated Articles of Incorporation of Petro-Canada dated April 30, 1996 together with all amendments to date and the by-laws of Petro-Canada have been provided to Suncor and are accurate and complete as of the date hereof and have not been amended or superseded.

(b)                                 Authority Relative this Agreement. Petro-Canada has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the participation by Petro-Canada in the Arrangement contemplated hereby have been duly authorized by Petro-Canada’s board of directors and, subject to such approval of Petro-Canada Shareholders as is stipulated by the Court in the Interim Order, no other corporate proceedings on the part of Petro-Canada are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Petro-Canada and constitutes a legal, valid and binding obligation of Petro-Canada enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)                                  Material Subsidiaries. Petro-Canada has no Material Subsidiaries other than 3908968 Canada Inc., Petro-Canada (International) Holdings BV, Petro-Canada Germany GmbH, Petro-Canada Oil (North Africa) GmbH, Petro-Canada U.K. Holdings Ltd. and Petro-Canada U.K. Ltd. None of Petro-Canada’s Material Subsidiaries is currently prohibited, directly or indirectly, from paying any dividends to Petro-Canada, from making any other distribution on such Material Subsidiary’s capital stock, from repaying to Petro-Canada any loans or advances to such Material Subsidiary from Petro-Canada.

(d)                                 Ownership of Subsidiaries. Petro-Canada is, except as pursuant to restrictions on transfer contained in constating documents, rights of first refusal and similar rights restricting transfer contained in shareholders, partnership or joint venture agreements for or pursuant to existing financing arrangements involving Subsidiaries which are not wholly owned, the beneficial direct or indirect owner of all of the outstanding shares and other ownership interests of Petro-Canada’s Subsidiaries with good title thereto free and clear of any and all Encumbrances. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in any of Petro-Canada’s Subsidiaries. All of the outstanding shares of capital stock and other ownership interests in Petro-Canada’s Subsidiaries are validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(e)                                  No Violations; Absence of Defaults and Conflicts.

(i)                                    Neither Petro-Canada nor any of its Subsidiaries is in violation of its constating documents or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Petro-Canada or any of its Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Petro-Canada or any of its Subsidiaries is bound, except for such defaults which would not result in a Material Adverse Effect.

(ii)                                 Neither the execution and delivery of this Agreement by Petro-Canada nor the consummation of the Arrangement contemplated hereby nor compliance by Petro-Canada with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration (other than in connection with any demands made by lenders under demand credit facilities of Petro-Canada) under, or result in the creation of any Encumbrance upon any of the properties or assets of Petro-Canada or any of its Subsidiaries or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) their respective charter or by-laws or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Petro-Canada or any of its Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Petro-Canada or any of its Subsidiaries is bound; or (B) subject to compliance with the statutes and regulations referred to below, violate any Laws, judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Petro-Canada or any of its Subsidiaries or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Encumbrances which, or any consents, approvals or notices which if not given or received, would not have a Material Adverse Effect on Petro-Canada or significantly impede the ability of Petro-Canada to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on Petro-Canada.

(iii)                              Other than in connection with or in compliance with the provisions of applicable Canadian Securities Laws, U.S. Securities Laws, the CBCA, the Competition Act, the HSR Act or other similar applicable Laws (including any Laws that regulate competition, antitrust, foreign investment or transportation), the terms of the Interim Order and the Final Order in respect of the Arrangement and the filing of the Articles of Arrangement, (A) there is no legal impediment to Petro-Canada’s consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Petro-Canada in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on Petro-Canada or significantly impede the ability of Petro-Canada to consummate the Arrangement.

(f)                                    Litigation. There are no actions, suits, proceedings or investigations by Governmental Entities pending or, to the knowledge of Petro-Canada, threatened, affecting or that would reasonably be expected to affect Petro-Canada or any of its Subsidiaries or affecting or that would reasonably be expected to affect any of their property or assets at Law or equity or before or by any court or Governmental Entity which action, suit, proceeding or investigation involves a possibility of any judgment against or liability of Petro-Canada or any of its Subsidiaries which, if successful, would have a Material Adverse Effect on Petro-Canada or would significantly impede the ability of Petro-Canada to consummate the Arrangement. Neither Petro-Canada nor its Subsidiaries is subject to any outstanding order, writ, injunction or decree that has had or would have a Material Adverse Effect on Petro-Canada or would significantly impede the ability of Petro-Canada to consummate the Arrangement.

(g)                                 Tax Returns Filed and Taxes Paid. All Tax Returns required to be filed by or on behalf of Petro-Canada and each of its Subsidiaries have been duly filed on a timely basis and such Tax Returns are true, complete and correct in all material respects.  All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and, other than Taxes being contested in good faith and for which adequate reserves in accordance with Canadian GAAP have been established, no amount of Taxes are payable by Petro-Canada or any of its Subsidiaries with respect to items or periods covered by such Tax Returns that would have a Material Adverse Effect on Petro-Canada.

(h)                                 Tax Reserves. Petro-Canada has paid or provided adequate accruals in its consolidated audited financial statements for the year ended December 31, 2008 for Taxes, including income taxes and related future income taxes, in conformity with Canadian GAAP.

(i)                                     Tax Deficiencies; Audits. No deficiencies exist or have been asserted with respect to Taxes of Petro-Canada or any of its Subsidiaries that would have a Material Adverse Effect on Petro-Canada.  Neither Petro-Canada nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Petro-Canada, has such an event been asserted or threatened against Petro-Canada or any of its Subsidiaries or any of their respective assets that would have a Material Adverse Effect on Petro-Canada.

(j)                                     Reporting Issuer Status. Petro-Canada is a reporting issuer (where such concept exists) in all provinces of Canada and is in material compliance with all applicable Canadian Securities Laws therein. The Petro-Canada Shares are registered pursuant to the U.S. Exchange Act and Petro-Canada is in material compliance with all applicable U.S. Securities Laws. The Petro-Canada Shares are listed and posted for trading on the TSX and the NYSE and Petro-Canada is in material compliance with the rules of the TSX and the NYSE.

(k)                                  Capitalization. The authorized share capital of Petro-Canada consists of an unlimited number of Petro-Canada Shares and an unlimited number of preferred shares. There are issued and outstanding no more than 484,852,311 Petro-Canada Shares and there are no other shares of any class or series outstanding. There are no more than 25,000,000 Petro-Canada Shares or other securities issuable upon the exercise of Petro-Canada Options. Except as set forth above, and other than Petro-Canada Shares issuable pursuant to the Petro-Canada Stock Option Plan, there are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Petro-Canada of any shares of Petro-Canada or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Petro-Canada. All outstanding Petro-Canada Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Petro-Canada Shares issuable upon exercise of outstanding stock options in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(l)                                     No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Petro-Canada Shares or any other securities of Petro-Canada has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Petro-Canada, are contemplated or threatened under any applicable Laws or by any other Governmental Entity.

(m)                               Material Agreements.  Petro-Canada has not entered into any material agreements which are required to be filed by Petro-Canada under National Instrument 51-102 — Continuous Disclosure Obligations, except for those agreements which have been so filed by Petro-Canada.

(n)                                 Non-Competition Agreements. Neither Petro-Canada nor any of its Subsidiaries is a party to or bound by any non-competition agreement or any other agreement or obligation which purports to limit the manner or the localities in which all or any material portion of the business of Petro-Canada or its Subsidiaries is or is reasonably expected to be conducted.

(o)                                 Filings. Petro-Canada has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(p)                                 Books and Records. The corporate records and minute books of Petro-Canada and its Subsidiaries have been maintained substantially in accordance with all applicable Laws and are complete and accurate in all material respects.

(q)                                 Reports. As of their respective dates, (i) Petro-Canada’s audited financial statements as at and for the fiscal year ended December 31, 2008 (the “Petro-Canada Financial Statements”), (ii) Petro-Canada’s Annual Information Form dated March 18, 2009 (including all documents incorporated by reference therein), (iii) Petro-Canada’s Management Proxy Circular dated March 5, 2009 for its Annual Meeting of Shareholders to be held on April 28, 2009, (iv) all Petro-Canada press releases and material change reports or similar documents filed with any Securities Regulators since December 31, 2008, and (v) all prospectuses or other offering documents used by Petro-Canada in the offering of its securities or filed with Securities Regulators since December 31, 2008 are all the financial statements, forms, reports, prospectuses or other documents required to be filed by virtue of the applicable securities Laws since December 31, 2008, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all applicable Laws. Since December 31, 2008, Petro-Canada has not filed any material change reports which continue to be confidential. The Petro-Canada Financial Statements and all financial statements of Petro-Canada and its Subsidiaries included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with Canadian GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Petro-Canada’s independent auditors or (ii) in the case of unaudited interim statements, to the extent they are subject to normal year-end adjustments), and fairly present the consolidated financial position, results of operations and changes in financial position of Petro-Canada and its Subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Petro-Canada and its Subsidiaries on a consolidated basis. There has been no change in Petro-Canada accounting policies, except as described in the notes to the Petro-Canada Financial Statements, since December 31, 2008.

(r)                                    Absence of Undisclosed Liabilities. Petro-Canada has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)                                    those set forth or adequately provided for in the balance sheet included in Petro-Canada’s audited financial statements for the year ended December 31, 2008 (the “Petro-Canada Balance Sheet”);

(ii)                                 those incurred in the ordinary course of business and not required to be set forth in the Petro-Canada Balance Sheet under Canadian GAAP;

(iii)                              those incurred in the ordinary course of business since the Petro-Canada Balance Sheet Date and consistent with past practice; and

(iv)                             those incurred in connection with the execution of this Agreement.

(s)                                  No Material Adverse Change. Since December 31, 2008:  (i) Petro-Canada has conducted its business only in the ordinary and normal course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Petro-Canada has been incurred other than in the ordinary course of business, and (iii) there has not been any Material Adverse Change in respect of Petro-Canada.

(t)                                    Conduct of Business. Since December 31, 2008 neither Petro-Canada nor any of its Subsidiaries has taken any action that would be in violation of Section 5.2 if such provision had been in effect since that date, other than violations which would not have any Material Adverse Effect on Petro-Canada, or would not significantly impede Petro-Canada’s ability to consummate the Arrangement contemplated hereby.

(u)                                 United States Relationships. Petro-Canada is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act.

(v)                                 Environmental.

(i)                                    There have not occurred any material spills, emissions or pollution on any property of Petro-Canada or as a result of its operations, nor has Petro-Canada been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which would individually or in the aggregate have a Material Adverse Effect on Petro-Canada. All operations of Petro-Canada and its Subsidiaries have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not individually or in the aggregate have a Material Adverse Effect on Petro-Canada. Neither Petro-Canada nor any or its Material Subsidiaries is aware of, or is subject to:

(1)                                  any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(2)                                  any demand or notice with respect to the breach of any Environmental Laws applicable to Petro-Canada or any of its Subsidiaries, including any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would reasonably be expected to have a Material Adverse Effect on Petro-Canada.

(ii)                                 In the ordinary course of its business, Petro-Canada periodically reviews the effect of Environmental Laws on various business, operations and properties of Petro-Canada and its Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, Petro-Canada has reasonably concluded that such associated costs and liabilities would not result in a Material Adverse Change.

(w)                               Title. Petro-Canada and its Material Subsidiaries have good and sufficient title to their real property interests including fee simple estate of and in real property, leases, easements, rights of way, permits or licenses from landowners or authorities permitting the use of land by Petro-Canada and its Material Subsidiaries necessary to permit the operation of its business as presently owned and conducted. Petro-Canada does not have any knowledge nor is aware of any defects, failures or impairments in the title of Petro-Canada to its assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate would have a Material Adverse Effect on Petro-Canada.

(x)                                   No Defaults under Leases and Agreements.

(i)                                    Petro-Canada has not received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to Petro-Canada’s oil and gas assets to which Petro-Canada is a party or by or to which Petro-Canada or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Petro-Canada.

(ii)                                 To its knowledge:

(1)                                  Petro-Canada is in good standing under all, and is not in default under any; and

(2)                                  there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any, leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not, individually or in the aggregate, have a Material Adverse Effect on Petro-Canada.

(y)                                 No Encumbrances. Petro-Canada has not encumbered or alienated its interest in its oil and gas assets or agreed to do so and such assets are free and clear of all Encumbrances except for such Encumbrances as are disclosed in any governmental registry or arising in the ordinary course of business.

(z)                                   Royalties, Rentals and Taxes Paid. All royalties and rentals payable under the leases and other title and operating documents pertaining to Petro-Canada’s oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect on Petro-Canada.

(aa)                            Licenses. Each of Petro-Canada and its Subsidiaries has obtained and is in compliance with all licenses, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such permissions the absence of which would, individually or in the aggregate, not have a Material Adverse Effect on Petro-Canada.

(bb)                          Long Term and Derivative Transactions. Petro-Canada has no material obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions, except in the ordinary course of business consistent with past practice and as permitted under the Mandate, Policy and Guidelines for Derivatives Trading Activity of Petro-Canada.

(cc)                            Employee Benefit Plans. Petro-Canada has made available to Suncor true, complete and correct copies of each material health, medical, dental, welfare, supplemental unemployment benefit, bonus, profit sharing, option, insurance, incentive, incentive compensation, deferred compensation, share purchase, share-based compensation, disability, pension, retirement or supplemental retirement plan and each other material employee or director compensation or benefit plan, agreement or arrangement for the benefit of directors or former directors of Petro-Canada and/or its Subsidiaries, consultants or former consultants of Petro-Canada and/ or its Subsidiaries, employees or former employees of Petro-Canada and/or its Subsidiaries, which are maintained by, contributed to, or binding upon Petro-Canada or any Subsidiary thereof or in respect of which the Petro-Canada or any Subsidiary thereof has any actual or potential liability (the “Petro-Canada Employee Plans”), and:

(i)                                    each Petro-Canada Employee Plan has been maintained and administered in material compliance with its terms and is funded in accordance with applicable Laws;

(ii)                                 all required material employer contributions under any such plans have been made in accordance with the terms thereof;

(iii)                              each Petro-Canada Employee Plan that is required or intended to be qualified under applicable Law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to materially adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval;

(iv)                             to Petro-Canada’s knowledge, there are no pending or anticipated material claims against or otherwise involving any of the Petro-Canada Employee Plans and no material suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Petro-Canada Employee Plan activities) has been brought against or with respect to any Petro-Canada Employee Plan;

(v)                                all material contributions, reserves or premium payments required to be made to the Petro-Canada Employee Plans have been made or accrued for in the books and records of Petro-Canada;

(vi)                             Petro-Canada has no material obligations for retiree health and life benefits under any Petro-Canada Employee Plan; and

(vii)                          the execution and delivery of this Agreement or the consummation of the transactions contemplated herein will not under any Petro-Canada Employee Plan result in, cause the accelerated vesting of, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, or director of Petro-Canada or any of its Subsidiaries, or will not limit the right of Petro-Canada of any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Petro-Canada Employee Plan or related trust..

(dd)                          Employment Agreements and Collective Agreements.

(i)                                    Neither Petro-Canada nor any Subsidiary of Petro-Canada is a party to, nor is engaged in any negotiations with respect to any employment agreement with any employee or any written or oral agreement, arrangement or understanding, providing for severance, termination or change of control payments to any Petro-Canada employee; provided that, severance or termination payments made to non-officer employees in the ordinary course of business shall not be subject to the foregoing.

(ii)                                 Neither Petro-Canada nor any Subsidiary of Petro-Canada is a party to, nor is engaged in any negotiations with respect to any collective bargaining or union agreement, any actual or threatened application for certification or bargaining rights or letter of understanding, with respect to any current or former Petro-Canada employee. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of Petro-Canada or any of its Subsidiaries employees by way of certification, interim certification, voluntary recognition, or succession rights of any of Petro-Canada employees.

(iii)                              To the knowledge of Petro-Canada, there is no labour strike, dispute, lock-out work slowdown or stoppage pending or involving or, to the knowledge of Petro-Canada, threatened against Petro-Canada or any Subsidiary of Petro-Canada. No trade union has applied to have Petro-Canada or a Subsidiary of Petro-Canada declared a related successor, or common employer pursuant to the Labour Relations Code (Alberta) or any similar legislation in any jurisdiction in which Petro-Canada or any Subsidiary of Petro-Canada carries on business.

(iv)                             Neither Petro-Canada nor any of its Subsidiaries has engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of Petro-Canada, threatened against Petro-Canada or any of its Subsidiaries.

(v)                                Petro-Canada and each of its Subsidiaries are in material compliance with all terms and conditions of employment and all Laws respecting employment, including pay equity, human rights, privacy, employment standards, worker’s compensation and occupational health and safety, and there are no outstanding any actual or threatened claims, complaints, investigations or orders under any such Laws, other than as in the aggregate do not have a Material Adverse Effect on Petro-Canada.

(vi)                             All amounts due or accrued for all salary, wages, bonuses, commissions, vacation with pay, and other employee benefits in respect of employees of Petro-Canada or any of its Subsidiaries which are attributable to the period before the Effective Date have been paid or are accurately reflected in the books and records of Petro-Canada.

(vii)                          There are no outstanding assessments, penalties, fines liens, charges, surcharges, or other amounts due or owing by Petro-Canada or any of its Subsidiaries pursuant to any workers’ compensation legislation and Petro-Canada has not been reassessed in any material respect under such legislation and, to the knowledge of Petro-Canada, no audit of any of Petro-Canada is currently being performed pursuant to any applicable worker’s compensation legislation.

(viii)                       There are no material charges pending with respect to Petro-Canada or its Subsidiaries under applicable Occupational Health and Safety legislation (“OHSL”).  Petro-Canada and each of its Subsidiaries have complied in all material respects with the terms and conditions of the OHSL, as well as with any orders issued under OHSL. There are no appeals of any material orders under OHSL currently outstanding.

(ee)                            Insurance. Policies of insurance are in force naming Petro-Canada as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which Petro-Canada operates. All such policies shall remain in force and effect (subject to taking into account insurance market conditions and offerings and industry practices) and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement other than such cancellations as would not individually or in the aggregate have a Material Adverse Effect on Petro-Canada.

(ff)                                Indebtedness To and By Officers, Directors and Others. Petro-Canada is not indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm’s length to Petro-Canada, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to Petro-Canada.

(gg)                          Compliance with Laws. Petro-Canada and its Subsidiaries have complied with and are not in violation of any applicable Laws other than non-compliance or violations which would, individually or in the aggregate, not have a Material Adverse Effect on Petro-Canada.

(hh)                          Possession of Intellectual Property. Petro-Canada or its Subsidiaries own or possess, or can acquire on reasonable terms, adequate patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property necessary to carry on the business now operated by them, and neither Petro-Canada nor any Subsidiary has received any written notice or claim challenging Petro-Canada or its Subsidiaries respecting the validity of, use of or ownership of the processes and technology, and to the knowledge of Petro-Canada, there are no facts upon which such a challenge could be made.

(ii)                                  Corrupt Practices Legislation.

(i)                                    To the knowledge of Petro-Canada, neither it nor any of its Subsidiaries has, directly or indirectly, (A) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or any official of any public international organization or (B) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder.

(ii)                                 During the periods of the Petro-Canada Financial Statements, the operations of Petro-Canada and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”).  To the best knowledge of Petro-Canada, no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving Petro-Canada or any of its Subsidiaries with respect to the Money Laundering Laws is pending or threatened.

(iii)                              Neither Petro-Canada nor any of its Subsidiaries nor, to the knowledge of Petro-Canada, any director, officer, agent, employee or affiliate of Petro-Canada or any of its Subsidiaries has had any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) imposed upon such Person; and neither Petro-Canada nor any of its Subsidiaries is in violation of any of the economic sanctions of the United States administered by OFAC or any Law or executive order relating thereto (the “U.S. Economic Sanctions”) or is conducting business with any Person subject to any U.S. Economic Sanctions.

(jj)                                  Confidentiality Agreements.  All agreements entered into by Petro-Canada with persons other than Suncor regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of Petro-Canada or a substantial portion of its assets or any other business combination or similar transaction with another party are in substantially the same form as the Confidentiality Agreement and Petro-Canada has not waived the standstill or other provisions of any of such agreements.

(kk)                            Disclosure. To the knowledge of Petro-Canada, Petro-Canada has not withheld from Suncor any material information or documents concerning Petro-Canada or any of its Subsidiaries or their respective assets or liabilities during the course of Suncor’s review of Petro-Canada and its assets. No representation or warranty contained in this Agreement or other disclosure document provided or to be provided to Suncor by Petro-Canada pursuant to this Agreement contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.